UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated March 20, 2024, announcing the registrant’s full year 2023 results.

# TURKCELL ILETISIM HIZMETLERI

## FULL YEAR 2023 RESULTS

## ACHIEVING DOUBLE-DIGIT REAL GROWTH; GUIDANCE EXCEEDED

Contents

HIGHLIGHTS
FULL YEAR HIGHLIGHTS	4
COMMENTS BY CEO, ALİ TAHA KOÇ, PhD	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP OF FULL YEAR	8
OPERATIONAL REVIEW OF TURKCELL TÜRKİYE	11

TURKCELL INTERNATIONAL
BeST	12
Kuzey Kıbrıs Turkcell	12

DISCONTINUED OPERATIONS
lifecell	13

TECHFIN
Paycell	13
Financell	14

TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	16

RECONCILIATION OF ARPU	17

Appendix A – Tables	19

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Türkiye" which comprises our telecom, digital services and digital business services related businesses in Türkiye (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services-related businesses outside of Türkiye (BeST and KKTCELL).
•	As of December 31, 2023, Lifecell, UkrTower, and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. Discontinued operations in Ukraine include Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators and figures in parentheses following the operational and financial results for December 31, 2023 refer to the same item as at December 31, 2022. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2023, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the full year of 2022, and 2023 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons appearing in this press release reflect mathematical calculation.

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NOTICE

This press release contains the Company’s financial information for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and includes certain financial information prepared in accordance with Turkish Accounting Standards (“TAS”) / Turkish Financial Reporting Standards (“TFRS”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29"). This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934 and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA margin and operational capex for 2024. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control in relation to macro-economic indicators such as expected inflation levels. Notwithstanding such guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved, including based on the other assumptions outlined herein. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe," "continue" and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

TRY million	FY22	FY23	y/y%
Revenue	93,487	107,116	14.6%
EBITDA[1]	36,608	43,877	19.9%
EBITDA Margin (%)	39.2%	41.0%	1.8pp
EBIT[2]	4,012	12,578	213.5%
EBIT Margin (%)	4.3%	11.7%	7.4pp
Net Income	6,880	12,554	82.5%

FULL YEAR HIGHLIGHTS

•	Strong financial performance:

o	Group revenues up 14.6% supported mainly by accelerated ARPU growth and strong mobile postpaid subscriber net add performance. Our digital services and techfin business also contributed to overall revenue growth.

o	EBITDA up 19.9% leading to an EBITDA margin of 41.0%; EBIT up 213.5% resulting in an EBIT margin of 11.7%

o	Net income up 82.5% to TRY12.6 billion

o	Strong free cash flow[3] generation of TRY7.3 billion; net leverage[4] level at 0.5x; net long FX position of US$22 million

•	Solid operational momentum:

o	Turkcell Türkiye subscriber base[5] up by 799 thousand net additions

o	1.6 million mobile postpaid net additions

o	173 thousand fixed subscriber net additions; 169 thousand fiber net additions

o	5.8 million total homepasses; 386 thousand new fiber homepasses

o	Mobile ARPU[6] growth of 18.4%; residential fiber ARPU growth of 0.7%

•	2024 guidance[7]; revenue growth target of high-single-digit, EBITDA margin target of around 42%, and operational capex over sales ratio[8] target of around 23%

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(4) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(5) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(6) Excluding M2M

(7) The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 37%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(8) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at December 31, 2023 via our website in the Investor Relations section (www.turkcell.com.tr).

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

2023 was a year in which Türkiye's agenda was shaped by the February earthquake that came to be known as the disaster of the century, the general election period, and challenging macroeconomic conditions. Globally, the main impacts came from decelerated growth due to central banks' continued tightening policies, ongoing wars creating humanitarian crises, and the effects of climate change. Despite these challenges, I am proud to share with you our determination to further strengthen Türkiye's pioneering position on the journey of digital transformation.

During this time, we continued to enhance our technological infrastructure, know-how, and capabilities to provide our customers with a seamless and high-quality communication experience. We aim to develop new strategies to increase Türkiye's digital access and make technology more inclusive. With our projects supporting digital transformation in various fields, from education and healthcare to business and social life, as Türkiye's Turkcell, we continue to invest in the development of the technology sector and the future of our country.

Yet another year highlighted by prominent achievements…

We completed the year 2023 with a performance that exceeded our expectations. In 2023, according to inflation accounting practices*, our consolidated revenues rose 14.6% to TRY107.1 billion, thanks to the expanding subscriber base, sequential price adjustments, and contributions from our techfin business and digital services. Consolidated EBITDA1 rose by 19.9% to TRY43.9 billion, with an EBITDA margin of 41.0%. Meanwhile, net income increased by 82.5% year-on-year to TRY12.6 billion.

In 2023, while maintaining our leadership in the mobile segment, we remain committed to our rational pricing strategy, despite the aggressive short-term campaigns of our competitors. This approach enabled us to maintain our dynamic position in the industry. Moreover, thanks to our customer-oriented strategy, innovative and comprehensive offerings, large sales network strengthened by digital channels, and best-in-class infrastructure, we had 799 thousand net subscriber additions. This year, we maintained our focus on postpaid subscribers, ensuring a higher revenue growth contribution, and gained a net 1.6 million subscribers. On the fixed broadband side, while focusing on penetration with our fiber product, we also remained focused on revenue growth. By extending our end-to-end fiber service to an additional 386 thousand home passes in 2023, the total number of households reached rose to 5.8 million. Our fiber subscribers reached 2.3 million.

Our strategic focus areas continue to support growth

We continued our digital service portfolio activities, comprising significant brands such as BiP, TV+, lifebox, fizy, GAME+, and digital advertising. In 2023, the number of stand-alone paid users2 enjoying our digital services increased by 9% year-on-year to 5.6 million.

In 2023, Digital Business Services remained the primary supporter of corporate customers on their digital transformation journey. In addition to end-to-end tailored digitalization services, data centers and cloud services were the key contributors to revenue growth. We have completed over 3,500 projects in system integration and managed services to date; the backlog from system integration projects has reached TRY3.1 billion. In the digital data era, we consider the ownership of data, the raw material of industrial transformation, remaining in our country to be an important initiative. To keep Türkiye's data within the country, we are committed to retaining our leadership position in the data center market. We intend to further bolster our investments, having already allocated EUR330 million since inception.

5

Our techfin services, Financell3 and Paycell, continued their operations successfully in 2023. Financell, continuing to diversify its product portfolio according to the financing needs of individual and corporate customers, had reached a credit portfolio of TRY6.2 billion by the end of 2023. Paycell, with its extensive product portfolio that provides fast and secure payment solutions, had reached 8.0 million users by the end of 2023. While the "Pay Later" service, which constitutes a significant portion of Paycell's revenues, remains the key vertical driving growth, POS solutions, which have been rapidly expanding since the last quarter of the previous year, have also supported Paycell's growth.

We are shaping the future with our sustainability vision

As per our sustainability strategy, we aim to positively impact our environment, society, business, and planet in all our endeavors. Therefore, as a leading company in the technology and telecommunications sector, we integrate sustainability into our business strategy and operations. In this context, we don't just consider our investment in renewable energy an environmentally friendly step but also an essential element in managing our energy needs. In addition to our wind energy power plant, our solar energy plant projects, which will have an installed capacity of 300 MW, along with greenfield and rooftop solar power installations, we are confidently moving towards a future where we expect to meet 65% of our energy needs from our renewable energy sources in 2026. This brings us one step closer to our goal of achieving net zero emissions by 2050. These investments enhance our environmental sustainability while making our business model more competitive and sustainable.

In addition to these efforts, as Turkcell, we greatly emphasize social investment projects to ensure equal opportunities for all segments of our society, utilizing the inclusive power of digitalization. We carry out projects that prioritize social benefit, promote digital literacy, raise awareness about the conscious use of technology, and enable participation in various aspects of life for many groups, from children to young people and from the elderly to individuals with disabilities.

While supporting environmental sustainability with our renewable energy investments, we aim to add value to all institutions and businesses through digital transformation. This dual approach brings us closer to our goal of becoming a net-zero company and strengthens the social integration and inclusivity of technology. In the coming periods, through the steps we will take towards environmental and social sustainability, we believe that as Turkcell, the leading telecommunication and technology company, we will shape Türkiye's Digital Century.

Turkcell means Technology

Meanwhile, our approach to artificial intelligence technologies strikes a delicate balance between fostering innovation and prioritizing societal benefit. We are fully confident that, in line with this strategy, we will play a critical role in shaping the future. As Turkcell, we effectively integrate artificial intelligence solutions into every aspect of our operations while ensuring the ethical use of AI in our actions. The chatbot that we have developed, supporting around 200 thousand customers per day, provides a tangible example of how these technologies can be implemented in business models. Additionally, we have AI-supported recommendation systems on our fizy and TV+ platforms, enhancing our capacity to provide content tailored to users' preferences. Furthermore, Turkcell's artificial intelligence team has played a significant role in developing the 'In-Car Face Detection, Recognition, and Analysis System' for Turkiye's domestic pride, Togg, the Turkish EV. These projects epitomize how technology transforms our business processes and contributes to social benefit.

We aim to elevate Turkcell's strongest and most significant capability, the best-in-class mobile and fixed network infrastructure, to the next level, focusing on increasing FTTS (Fiber to the Site) and modernizing through GPON (Gigabit Passive Optical Network) in the upcoming period. We continue to take determined steps towards being

6

the best in the technologies of 5G and beyond. In this context, alongside our network preparations, we are increasing R&D collaboration with our business partners.

In 2024, we expect4 high-single-digit growth in Group revenues, an EBITDA margin of around 42%, and the operational capex over sales ratio5 of around 23%.

In the upcoming periods, our determination to carry Turkcell and our country to a brighter future with a focus on innovation and our spirit of excellence will continue uninterrupted, positioning Turkcell as the pioneer of Türkiye's Digital Century.

I express my gratitude to our Board of Directors, colleagues, customers, and shareholders who have been by my side throughout this successful journey. Together, I am fully confident that we will achieve further success.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Including IPTV, OTT TV, fizy, lifebox and GAME+

(3) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have are now classified as "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data has been revised for comparability purposes.

(4) The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 37%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(5) Excluding license fee

*International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29")

7

FINANCIAL AND OPERATIONAL REVIEW OF FULL YEAR

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Year
	FY22	FY23	y/y%
Revenue	93,486.8	107,116.2	14.6%
Cost of revenue[1]	(49,084.9)	(53,119.0)	8.2%
Cost of revenue1/Revenue	(52.5%)	(49.6%)	2.9pp
Gross Margin[1]	47.5%	50.4%	2.9pp
Administrative expenses	(2,579.4)	(3,429.5)	33.0%
Administrative expenses/Revenue	(2.8%)	(3.2%)	(0.4pp)
Selling and marketing expenses	(4,592.8)	(5,682.3)	23.7%
Selling and marketing expenses/Revenue	(4.9%)	(5.3%)	(0.4pp)
Net impairment losses on financial and contract assets	(622.0)	(1,008.2)	62.1%
EBITDA[2]	36,607.7	43,877.1	19.9%
EBITDA Margin	39.2%	41.0%	1.8pp
Depreciation and amortization	(32,596.0)	(31,299.0)	(4.0%)
EBIT[3]	4,011.7	12,578.1	213.5%
EBIT Margin	4.3%	11.7%	7.4pp
Net finance income / (costs)	(224.4)	(3,451.1)	1,437.9%
Finance income	3,957.7	12,663.7	220.0%
Finance costs	(11,949.2)	(19,931.6)	66.8%
Monetary gain / (loss)	7,767.1	3,816.9	(50.9%)
Other income / (expenses)	(1,058.4)	(4,765.6)	350.3%
Non-controlling interests	1.6	21.8	1,262.5%
Share of profit of equity accounted investees	522.2	1,525.2	192.1%
Income tax expense	2,785.3	4,675.9	67.9%
Profit /(loss) from discontinued operations	842.4	1,969.7	133.8%
Net Income	6,880.4	12,554.0	82.5%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 14.6% year-on-year in FY23. This growth is attributable to the expanding customer base of Turkcell Türkiye driven by the postpaid subscriber base, and price adjustments. Additionally, revenue growth was supported by our techfin business and digital services.

For the full year, Turkcell Türkiye revenues, comprising 86% of Group revenues, grew 18.0% to TRY91,953 million (TRY77,952 million).

-	Consumer business rose[4] 18.7% driven mainly by subscriber net additions both in mobile and fixed segments, price adjustments and upsell efforts.

-	Corporate revenues[4] rose 20.3% mainly supported by digital business services revenue growth of 23.0%.

-	Standalone digital services revenues from consumer and corporate segments grew 19.4% driven mainly by an expanding standalone paid user base.

(4) Following the change in the organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

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-	Wholesale revenues grew 3.3% to TRY6,475 million (TRY6,269 million).

Turkcell International revenues (excl. Ukraine operations), comprising 2% of Group revenues decreased by 1.8% to TRY2,626 million (TRY2,673 million).

Techfin segment revenues, comprising 4% of Group revenues, increased by 28.9% to TRY4,569 million (TRY3,545 million). This was driven by a 28.6% rise in Paycell revenues and 27.7% growth in Financell revenues. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, at 7% of Group revenues, including mainly consumer electronics sales revenues, and non-group energy business revenues decreased by 14.5% to TRY7,969 million (TRY9,317 million).

Cost of revenue (excluding depreciation and amortization) decreased to 49.6% (52.5%) as a percentage of revenues for the full year of 2023. This was driven mainly by the decline in interconnection cost (1.9pp), energy cost (1.5pp), and cost of goods sold (1.5pp), despite the increase in personnel expenses (1.5pp), and other cost items (0.5pp) as a percentage of revenues for the full year.

Administrative expenses increased to 3.2% (2.8%) as a percentage of revenues for the full year. This was mainly due to increased personnel expenses.

Selling and marketing expenses increased to 5.3% (4.9%) as a percentage of revenues in FY23. This was driven by the increase in personnel expenses (0.7pp), despite the decline in marketing expenses (0.1pp) and other expenses (0.2pp) as a percentage of revenues in FY23.

Net impairment losses on financial and contract assets was at 0.9% (0.7%) as a percentage of revenues in FY23.

EBITDA1 rose by 19.9% year-on-year in FY23 leading to an EBITDA margin of 41.0% with a 1.8pp improvement (39.2%).

-	Turkcell Türkiye’s EBITDA rose 24.1% to TRY40,663 million (TRY32,771 million) leading to an EBITDA margin of 44.2% (42.0%).

-	Turkcell International (excl. Ukraine operations) EBITDA increased 9.2% to TRY973 million (TRY891 million) driving an EBITDA margin of 37.1% (33.3%) on 3.8pp improvement.

-	Techfin segment EBITDA declined by 8.1% to TRY1,608 million (TRY1,750 million) with an EBITDA margin of 35.2% (49.3%). The key factor behind the year-on-year decline in EBITDA margin was the rise in funding cost for Financell compared to the previous year.

-	The EBITDA of other subsidiaries declined by 47% to TRY633 million for the full year (TRY1,196 million).

Depreciation and amortization expenses decreased by 4.0% year-on-year for the full year.

Net finance costs increased to TRY3,451 million (TRY224 million) in FY23. This was driven mainly by higher FX losses which were partially offset by derivative gains, and the fair value gains registered on currency-protected time deposits. Additionally, higher interest expenses limited the positive impact.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses increased to TRY4,766 million (TRY1,058 million) for the full year mainly due to donation and litigation expenses.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense: The income tax expense of TRY4,676 million (TRY2,785 million) was reported, mainly due to an increase in deferred income tax expense triggered by the implementation of inflationary accounting in statutory accounts.

Net income of the Group increased by 82.5% to TRY12.6 billion (TRY6.9 billion) in FY23. This resulted mainly from strong performance at the revenue and EBITDA levels and the positive impact of deferred income tax expense.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Total cash & debt: Consolidated cash as of December 31, 2023, increased to TRY49,979 million compared to TRY42,776 million as of December 31, 2022. This was driven mainly by the positive impact of currency movements. Excluding FX swap transactions, 53% of our cash is in US$, 20% in EUR, 2% CNY, and 25% in TRY.

Consolidated debt as of December 31, 2023, decreased to TRY84,084 million from TRY88,737 million as of December 31, 2022 due mainly to the impact of currency movements. Please note that TRY2,428 million of our consolidated debt is comprised of lease obligations. Please note that 45% of our consolidated debt is in US$, 32% in EUR, 3% in CNY, 1% in BYN, and 20% in TRY.

Net debt1 as of December 31, 2023, was at TRY23,803 million with a net debt to EBITDA ratio of 0.5x times.

Turkcell Group had a long FX position of US$22 million at the end of the year (Please note that this figure takes hedging portfolio and advance payments into account). The long FX position of US$22 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items were at TRY33,950 million in FY23.

For the full year, operational capital expenditures (excluding license fees) at the Group level were at 20.0% of total revenues.

Capital expenditures (million TRY)	Year
	FY22[2]	FY23[3]
Operational Capex	19,533.1	21,430.3
License and Related Costs	536.8	3,632.9
Non-operational Capex (Including IFRS15 & IFRS16)	9,815.8	8,886.9
Total Capex	29,885.6	33,950.0

The actual impact of the earthquakes was in line with our initial assessment, which we have communicated in our Q422 results.

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

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Operational Review of Turkcell Türkiye

Summary of Operational Data	Year
	FY22	FY23	y/y %
Number of subscribers[1] (million)	41.7	42.5	1.9%
Mobile Postpaid (million)	25.6	27.2	6.3%
Mobile M2M (million)	4.0	4.5	12.5%
Mobile Prepaid (million)	12.0	10.8	(10.0%)
Fiber (thousand)	2,121.8	2,291.0	8.0%
ADSL (thousand)	751.4	760.7	1.2%
Superbox (thousand)[2]	670.7	719.9	7.3%
Cable (thousand)	43.9	38.5	(12.3%)
IPTV (thousand)	1,281.7	1,409.2	9.9%
Churn (%)[3]
Mobile Churn (%)	2.0%	2.0%	-
Fixed Churn (%)	1.4%	1.5%	0.1pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	133.5	155.6	16.6%
Mobile ARPU, blended (excluding M2M)	146.9	174.0	18.4%
Postpaid	161.6	181.7	12.4%
Postpaid (excluding M2M)	187.7	214.7	14.4%
Prepaid	77.0	96.0	24.7%
Fixed Residential ARPU, blended	190.0	190.0	-
Residential Fiber ARPU	190.8	192.1	0.7%
Average mobile data usage per user (GB/user)	14.7	17.0	15.6%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective years.

Turkcell Türkiye subscriber base grew by 799 thousand net additions in FY23 to 42.5 million. In addition, we have achieved 5.8 million net subscriber additions in the last 3 years thanks to our wide range of solutions tailored to customer preferences, our pioneering campaigns designed to simplify their lives, our superior infrastructure, a unique customer experience and our analytical capabilities.

On the mobile front, our subscriber base expanded to 38.0 million on 493 thousand net annual additions in FY23. This was driven by 1.6 million net additions from the postpaid subscriber base, which reached 71.5% (68.1%) of total mobile subscribers. We had 476 thousand quarterly postpaid subscriber net additions in Q423. We experienced a net decline of 708 thousand in our prepaid subscriber base quarter-on-quarter, primarily attributed to the disconnection of 297 thousand inactive prepaid accounts over the quarter, as per our customer churn policy.

On the fixed front, we saw a net increase of 169 thousand fiber subscribers in FY23, attributable to our investments in fiber networks, and the robust demand for high-speed, and quality broadband services. Total fixed subscribers reached 3.1 million on 38 thousand quarterly and 173 thousand annual net additions. Meanwhile, IPTV customers exceeded 1.4 million on 34 thousand quarterly and 127 thousand annual net additions.

The average yearly mobile churn rate was at 2.0% and the fixed churn rate at 1.5% in FY23, both parallel to the long-term healthy level of 2%.

11

On an inflation adjusted basis, our mobile ARPU (excluding M2M) rose 18.4% year-on-year in FY23 driven mainly by price adjustments to reflect inflationary impacts and upsell to higher tariffs, as well as a larger postpaid subscriber base. Meanwhile, our residential fiber ARPU remained almost the same year-on-year in FY23.

Average monthly mobile data usage per user rose 15.6% year-on-year to 17.0 GB, with the increasing number and data consumption of 4.5G users in FY23. Accordingly, the average mobile data usage of 4.5G users reached 18.2 GB in FY23.

Total smartphone penetration on our network reached 90% in Q423. 94% of those smartphones were 4.5G compatible.

TURKCELL INTERNATIONAL

BeST[1]		Year
	FY22	FY23	y/y%
Number of subscribers (million)	1.5	1.5	-
Active (3 months)	1.1	1.2	9.1%
Revenue (million BYN)	146.2	175.5	20.0%
EBITDA (million BYN)	44.2	80.2	81.4%
EBITDA margin (%)	30.2%	45.7%	15.5pp
Net loss (million BYN)	(124.8)	(10.8)	(91.3%)
Capex (million BYN)	81.4	77.1	(5.3%)
Revenue (million TRY)	1,542.3	1,390.3	(9.9%)
EBITDA (million TRY)	468.8	633.1	35.0%
EBITDA margin (%)	30.4%	45.5%	15.1pp
Net loss (million TRY)	(1,435.8)	(53.2)	(96.3%)

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues increased 20.0% year-on-year in local currency terms in FY23. This was mainly due to the data and outgoing voice revenues. BeST registered an EBITDA of BYN80.2 million in FY23, which led to an EBITDA margin of 45.7%. BeST’s revenues in TRY terms decreased by 9.9% year-on-year in FY23 with an EBITDA margin of 45.5% on 15.1pp improvement on the back of lower interconnection cost.

BeST continued to offer LTE services to all six regions, encompassing 4.2 thousand sites. Extended LTE coverage allows BeST to increase the penetration of 4G subscribers. Accordingly, 4G users reached 82% of the 3-month active subscriber base, supporting mobile data consumption and digital services usage. Meanwhile, the average monthly data consumption of 4G subscribers rose 10% year-on-year to 20.2 GB.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Year
	FY22	FY23	y/y%
Number of subscribers (million)	0.6	0.6	-
Revenue	905.1	1,090.0	20.4%
EBITDA	371.8	362.4	(2.5%)
EBITDA margin (%)	41.1%	33.2%	(7.9pp)
Net income	315.8	1,138.2	260.4%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues increased by 20.4% year-on-year for the full year, driven by higher data revenue. For the full year, the EBITDA of Kuzey Kıbrıs Turkcell decreased by 2.5%, yielding a 33.2% EBITDA margin. The EBITDA was negatively affected by personnel expenses.

12

DISCONTINUED OPERATIONS – lifecell (Ukraine)

lifecell[1] Financial Data		Year
	FY22	FY23	y/y%
Revenue (million UAH)	9,411.7	11,712.1	24.4%
EBITDA (million UAH)	5,446.5	6,808.9	25.0%
EBITDA margin (%)	57.9%	58.1%	0.2pp
Net income (million UAH)	972.3	2,567.7	164.1%
Capex (million UAH)	3,007.6	4,207.1	39.9%
Revenue (million TRY)	7,865.6	7,649.8	(2.7%)
EBITDA (million TRY)	4,553.3	4,434.5	(2.6%)
EBITDA margin (%)	57.9%	58.0%	0.1pp
Net income (million TRY)	800.0	1,707.8	113.5%

(1) Since July 10, 2015, we hold a 100% stake in lifecell. A share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts of Lifecell LLC. Discontinued operations in Ukraine include Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower. The sale of the Ukrainian assets remains subject to the completion of closing conditions. The table presents the financial figures of Lifecell LLC only.

lifecell (Ukraine) revenues in local currency terms increased 24.4%, while its EBITDA rose 25.0% resulting in an EBITDA margin of 58.1% for the full year.

In TRY terms, lifecell’s revenue declined by 2.7% with an EBITDA margin of 58.0% for the full year.

TECHFIN

Paycell Financial Data (million TRY)		Year
	FY22	FY23	y/y%
Revenue	1,693.0	2,176.5	28.6%
EBITDA	761.7	925.5	21.5%
EBITDA Margin (%)	45.0%	42.5%	(2.5pp)
Net Income	167.0	51.6	(69.1%)

Paycell’s revenue rose by 28.6% year-on-year for the full year. Paycell’s EBITDA increased 21.5% year-on-year leading to an EBITDA margin of 42.5% in FY23. The mobile payment service "Pay Later," which constitutes a significant portion of Paycell's revenues, continues to be the main vertical for growth, while POS solutions, rapidly expanding since the last quarter of the previous year, have also supported Paycell's growth.

The quarterly transaction volume (non-group) of the Pay Later service exceeded TRY2 billion, which was utilized by 3-month active Pay Later users of 8.0 million in Q423. Meanwhile, the Paycell Card transaction volume increased 82% year-on-year to TRY5.0 billion in Q423. In addition, the transaction volume of POS solutions reached TRY7.3 billion in Q423. For the full year, the total transaction volume was TRY65.6 billion. Meanwhile, Paycell effectively sustained the growth of our Paycell Shopping Limit offering through our partnership with Financell, aiming to improve our customers' shopping journeys on top e-commerce platforms.

13

Financell[1] Financial Data (million TRY)		Year
	FY22	FY23	y/y%
Revenue	1,848.2	2,360.9	27.7%
EBITDA	1,011.4	807.8	(20.1%)
EBITDA Margin (%)	54.7%	34.2%	(20.5pp)
Net loss	(566.0)	(816.5)	44.3%

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under the Financell, has been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data have been revised for comparability purposes.

Financell’s revenues rose by 27.7% for the full year. EBITDA decreased 20.1% yielding an EBITDA margin of 34.2%. The main factor behind the decline in EBITDA margin compared to the previous year was higher funding cost.

Financell’s loan portfolio increased to TRY6.2 billion at the end of the year. Financell has provided loans to about 28 thousand corporate customers. Financell’s cost of risk was at 1.6% at the end of the year. In 2023, Financell expanded its service diversity by offering innovative solutions in technology, green loans for solar, car loans, and shopping loans for individual and corporate customers. Financell incurred a net loss for the full year mainly due to the impact of earthquake donation.

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 56.3 million as of December 31, 2023. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, and the mobile subscribers of lifecell*, BeST, and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	FY22	FY23	y/y%
Turkcell Türkiye subscribers[1] (million)	41.7	42.5	1.9%
BeST (Belarus)	1.5	1.5	-
Kuzey Kıbrıs Turkcell	0.6	0.6	-
Discontinued operations – lifecell (Ukraine)	10.2	11.7	14.7%
Turkcell Group Subscribers (million)	54.0	56.3	4.3%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers *Discontinued operations

14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q422	Q323	Q423	y/y%	q/q%	FY22	FY23	y/y%
GDP Growth (Türkiye)	3.3%	6.1%	4.0%	0.7pp	(2.1pp)	5.5%	4.5%	(1.0pp)
Consumer Price Index (Türkiye)(yoy)	64.3%	61.5%	64.8%	0.5pp	(3.3pp)	64.3%	64.8%	0.5pp
US$ / TRY rate
Closing Rate	18.6983	27.3767	29.4382	57.4%	7.5%	18.6983	29.4382	57.4%
Average Rate	18.6010	26.7052	28.4905	53.2%	6.7%	16.4900	23.6985	43.7%
EUR / TRY rate
Closing Rate	19.9349	29.0305	32.5739	63.4%	12.2%	19.9349	32.5739	63.4%
Average Rate	18.9748	28.9644	30.7734	62.2%	6.2%	17.3108	25.6283	48.0%
US$ / UAH rate
Closing Rate	36.5686	36.5686	37.9824	3.9%	3.9%	36.5686	37.9824	3.9%
Average Rate	36.5686	36.5686	36.6722	0.3%	0.3%	32.4854	36.5945	12.6%
US$ / BYN rate
Closing Rate	2.7364	3.2870	3.1775	16.1%	(3.3%)	2.7364	3.1775	16.1%
Average Rate	2.5055	3.1329	3.1809	27.0%	1.5%	2.6098	2.9988	14.9%

15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

Turkcell Group (million TRY)		Year
	FY22	FY23	y/y%
Adjusted EBITDA	36,607.7	43,877.1	19.9%
Depreciation and amortization	(32,596.0)	(31,299.0)	(4.0%)
EBIT	4,011.7	12,578.1	213.5%
Finance income	3,957.7	12,663.7	220.0%
Finance costs	(11,949.2)	(19,931.6)	66.8%
Monetary gain / (loss)	7,767.1	3,816.9	(50.9%)
Other income / (expenses)	(1,058.4)	(4,765.6)	350.3%
Share of profit of equity accounted investees	522.2	1,525.2	192.1%
Consolidated profit before income tax & minority interest	3,251.2	5,886.7	81.1%
Income tax expense	2,785.3	4,675.9	67.9%
Profit /(loss) from discontinued operations	842.4	1,969.7	133.8%
Consolidated profit before minority interest	6,878.9	12,532.2	82.2%

16

RECONCILIATION OF ARPU: ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations of 2022 and 2023.

Reconciliation of ARPU	Year
	FY22	FY23
Turkcell Türkiye Revenue (million TRY)	77,951.7	91,952.8
Telecommunication services revenue	73,395.9	86,033.4
Equipment revenue	4,119.2	4,981.9
Call center	169.9	289.2
Other	266.7	648.4
Revenues which are not attributed to ARPU calculation[1]	(13,143.3)	(14,294.2)
Turkcell Türkiye revenues included in ARPU calculation[2]	64,371.8	76,721.1
Mobile blended ARPU (TRY)	133.5	155.6
Average number of mobile subscribers during the year (million)	36.7	37.8
Fixed residential ARPU (TRY)	190.0	190.0
Average number of fixed residential subscribers during the year (million)	2.4	2.7

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

17

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Türkiye, serving its customers with its unique portfolio of digital services along with voice, messaging, data, and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Türkiye, Belarus, Northern Cyprus, and Ukraine (discontinued operations) Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY107.1 billion in revenue in FY23 with total assets of TRY247.9 billion as of December 31, 2023. It has been listed on the NYSE and the BIST since July 2000 and is the only dual-listed company in Türkiye. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

18

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Year
	FY22	FY23	y/y%
Net FX loss before hedging	(7,155.1)	(14,016.4)	95.9%
Swap interest income/(expense)	(280.4)	580.1	n.m
Fair value gain on derivative financial instruments	(46.7)	3,851.9	n.m
Net FX gain / (loss) after hedging	(7,482.1)	(9,584.4)	28.1%

Table: Income tax expense details

Million TRY		Year
	FY22	FY23	y/y%
Current tax expense	(864.5)	(683.1)	(21.0%)
Deferred tax income / (expense)	3,649.8	5,359.0	46.8%
Income Tax expense	2,785.3	4,675.9	67.9%

19

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022
Assets
Property, plant and equipment	12	66,650,246	71,494,396
Right-of-use assets	16	6,136,092	8,054,305
Intangible assets	13	58,511,397	61,498,735
Investment properties	15	142,365	179,085
Trade receivables	19	325,862	492,274
Receivables from financial services	20	593,550	469,830
Contract assets	21	101,281	110,487
Financial assets at fair value through other comprehensive income	24	106,023	3,049,667
Financial assets at fair value through profit or loss	24	541,490	426,147
Deferred tax assets	18	1,128,749	2,732,413
Investments in equity accounted associate and joint venture	40	5,869,618	3,801,087
Other non-current assets	17	4,430,424	5,368,170
Total non-current assets		144,537,097	157,676,596

Inventories	22	540,507	494,988
Trade receivables	19	10,925,645	10,982,217
Due from related parties		171,373	125,967
Receivables from financial services	20	5,842,112	5,399,259
Contract assets	21	3,191,739	3,112,465
Derivative financial instruments	34	2,044,765	3,348,871
Financial assets at amortized cost	24	-	1,233,597
Financial assets at fair value through profit or loss	24	8,869,828	6,648,418
Cash and cash equivalents	23	49,978,716	42,776,160
Other current assets	17	3,875,773	3,190,642
Subtotal		85,440,458	77,312,584
Assets held for sale	41	17,105,770	-
Total current assets		102,546,228	77,312,584

Total assets		247,083,325	234,989,180

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022
Equity	25
Share capital		32,334,546	32,334,546
Share premium		7,683	7,683
Treasury shares	25	(741,311)	(710,768)
Reserves		5,574,979	2,403,426
Remeasurements of defined benefit plans		(2,047,211)	(2,049,632)
Retained earnings		87,119,133	77,386,263
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri A.S. (“the Company”)		122,247,819	109,371,518
Non-controlling interests		(12,954)	6,421
Total equity		122,234,865	109,377,939

Liabilities
Borrowings	28	57,946,648	61,185,299
Trade and other payables		1,110,700	56,550
Due to related parties		38,337	1,546
Employee benefit obligations	29	2,052,325	2,949,486
Provisions	32	1,379,435	1,596,203
Deferred tax liabilities	18	2,286,164	8,991,083
Contract liabilities	31	1,193,665	1,248,479
Other non-current liabilities	27	1,113,468	1,106,591
Total non-current liabilities		67,120,742	77,135,237

Borrowings	28	26,137,561	27,552,086
Current tax liabilities		213,374	401,197
Trade and other payables	33	20,606,224	17,018,441
Due to related parties		552,448	397,610
Deferred revenue	30	248,003	214,040
Provisions	32	1,975,543	1,242,279
Contract liabilities	31	1,312,519	1,401,669
Derivative financial instruments	34	354,370	248,682
Subtotal		51,400,042	48,476,004
Liabilities directly associated with the assets held for sale	41	6,327,676	-
Total current liabilities		57,727,718	48,476,004

Total liabilities		124,848,460	125,611,241

Total equity and liabilities		247,083,325	234,989,180

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

			Represented (*)	Represented (*)
	Notes	31 December 2023	31 December 2022	31 December 2021
Revenue	6	102,962,781	90,206,307	105,251,583
Revenue from financial services	6	4,153,403	3,280,539	3,348,061
Total revenue		107,116,184	93,486,846	108,599,644

Cost of revenue	11	(82,240,256)	(80,360,678)	(85,135,182)
Cost of revenue from financial services	11	(2,177,779)	(1,320,251)	(1,002,885)
Total cost of revenue		(84,418,035)	(81,680,929)	(86,138,067)

Gross profit		20,722,525	9,845,629	20,116,401
Gross profit from financial services		1,975,624	1,960,288	2,345,176
Total gross profit		22,698,149	11,805,917	22,461,577

Other income	7	882,782	348,611	356,404
Selling and marketing expenses	11	(5,682,346)	(4,592,793)	(5,201,034)
Administrative expenses	11	(3,429,518)	(2,579,411)	(2,658,343)
Net impairment losses on financial and contract assets	11	(1,008,164)	(621,978)	(847,035)
Other expenses	7	(5,648,334)	(1,406,976)	(2,010,123)
Operating profit		7,812,569	2,953,370	12,101,446

Finance income	9	12,663,682	3,957,684	11,527,996
Finance costs	9	(19,931,617)	(11,949,156)	(21,308,035)
Monetary gain (loss)	9	3,816,872	7,767,102	4,804,527
Net finance costs / income		(3,451,063)	(224,370)	(4,975,512)

Share of profit of an associate and a joint venture	40	1,525,175	522,221	191,303
Profit before income tax from continuing operations		5,886,681	3,251,221	7,317,237

Income tax income/ (expense)	10	4,675,891	2,785,265	(900,339)
Profit for the year from continuing operations		10,562,572	6,036,486	6,416,898

Profit /(loss) from discontinued operations	41	1,969,674	842,370	718,727

Profit for the year		12,532,246	6,878,856	7,135,625

Profit for the year is attributable to:
Owners of the Company		12,553,996	6,880,436	7,135,436
Non-controlling interests		(21,750)	(1,580)	189
Total		12,532,246	6,878,856	7,135,625

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	5.75	3.15	3.27
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	4.85	2.77	2.94

*Please refer to Note 2 (b) Restatement of financial statements during the hyperinflationary periods and Note 41 Discontinued operations

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022	31 December 2021
Profit for the period		12,532,246	6,878,856	7,135,625
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	29	(149,757)	(1,824,873)	(541,628)
Income tax relating to remeasurements of defined benefit plans		152,178	363,876	108,418
		2,421	(1,460,997)	(433,210)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,860,231	(748,669)	7,164,377
Gain on financial assets measured at fair value through other comprehensive income		149,602	(121,999)	(192,475)
Cash flow hedges - effective portion of changes in fair value		5,256,277	9,415,938	7,243,111
Cash flow hedges - reclassified to profit or loss	34	(3,683,081)	(7,129,115)	(6,255,142)
Cost of hedging reserve - changes in fair value		(784,883)	(3,046,104)	(4,302,532)
Cost of hedging reserve - reclassified to profit or loss		395,519	875,435	423,428
Loss on hedges of net investments in foreign operations		(2,342,679)	(520,930)	(3,886,535)
Income tax relating to these items	10	984,420	(66,764)	(760,237)
- Income tax relating to exchange differences		(491,059)	(887,185)	(2,330,871)
- Income tax relating to cash flow hedges	34	25,502	(89,836)	(86,967)
- Income tax relating to cost of hedging reserve		274,034	434,134	775,821
- Income tax relating to financial assets measured at fair value		(5,514)	35,988	38,164
- Income tax relating to hedges of net investments		1,181,457	440,135	843,616
		2,835,406	(1,342,208)	(566,005)
Other comprehensive income/(loss) for the year, net of income tax		2,837,827	(2,803,205)	(999,215)
Total comprehensive income for the year		15,370,073	4,075,651	6,136,410

Total comprehensive income for the year is attributable to:
Owners of the Company		15,391,823	4,077,231	6,136,221
Non-controlling interests		(21,750)	(1,580)	189
Total		15,370,073	4,075,651	6,136,410

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plans	Retained earnings	Reserve of disposal group held for sale	Total	Non- controlling interests	Total equity
Balance at 1 January 2021	32,334,546	(798,490)	129,465	7,683	21,733,847	6,221	(1,250,417)	(471,562)	(2,457,266)	(15,900,121)	(155,425)	77,387,034	-	110,565,515	114	110,565,629
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	7,135,436	-	7,135,436	189	7,135,625
Other comprehensive income, net of income tax	-	-	-	-	-	(154,311)	(3,042,919)	901,002	(3,103,283)	4,833,506	(433,210)	-	-	(999,215)	-	(999,215)
Total comprehensive income	-	-	-	-	-	(154,311)	(3,042,919)	901,002	(3,103,283)	4,833,506	(433,210)	7,135,436	-	6,136,221	189	6,136,410
Transfers to legal reserves	-	-	-	-	1,941,748	-	-	-	-	-	-	(1,941,748)	-	-	-	-
Dividend paid (Note 25)	-	69,360	-	-	-	-	-	-	-	-	-	(9,032,088)	-	(8,962,728)	-	(8,962,728)
Other	-	-	(34,327)	-	-	-	-	-	-	-	-	-	-	(34,327)	(858)	(35,185)
Balance at 31 December 2021	32,334,546	(729,130)	95,138	7,683	23,675,595	(148,090)	(4,293,336)	429,440	(5,560,549)	(11,066,615)	(588,635)	73,548,634	-	107,704,681	(555)	107,704,126

Balance at 1 January 2022	32,334,546	(729,130)	95,138	7,683	23,675,595	(148,090)	(4,293,336)	429,440	(5,560,549)	(11,066,615)	(588,635)	73,548,634	-	107,704,681	(555)	107,704,126
Profit/ (loss) for the year	-	-	-	-	-					-	-	6,880,436	-	6,880,436	(1,580)	6,878,856
Other comprehensive income, net of income tax	-	-	-	-	-	(86,011)	(80,795)	2,196,987	(1,736,535)	(1,635,854)	(1,460,997)	-	-	(2,803,205)	-	(2,803,205)
Total comprehensive income	-	-	-	-	-	(86,011)	(80,795)	2,196,987	(1,736,535)	(1,635,854)	(1,460,997)	6,880,436	-	4,077,231	(1,580)	4,075,651
Transfers to legal reserves	-	-	-	-	709,189	-	-	-	-	-	-	(709,189)	-	-	-	-
Dividend paid (Note 25)	-	18,362	-	-	-	-	-	-	-	-	-	(2,391,534)	-	(2,373,172)	-	(2,373,172)
Other	-	-	(95,138)	-	-	-	-	-	-	-	-	57,916	-	(37,222)	8,556	(28,666)
Balance at 31 December 2022	32,334,546	(710,768)	-	7,683	24,384,784	(234,101)	(4,374,131)	2,626,427	(7,297,084)	(12,702,469)	(2,049,632)	77,386,263	-	109,371,518	6,421	109,377,939

Balance at 1 January 2023	32,334,546	(710,768)	-	7,683	24,384,784	(234,101)	(4,374,131)	2,626,427	(7,297,084)	(12,702,469)	(2,049,632)	77,386,263	-	109,371,518	6,421	109,377,939
Profit/ (loss) for the year	-	-	-	-	-						-	12,553,996		12,553,996	(21,750)	12,532,246
Other comprehensive income, net of income tax	-	-	-	-	-	144,088	(1,161,222)	1,598,698	(115,330)	2,369,172	2,421	-		2,837,827	-	2,837,827
Total comprehensive income	-	-	-	-	-	144,088	(1,161,222)	1,598,698	(115,330)	2,369,172	2,421	12,553,996	-	15,391,823	(21,750)	15,370,073
Transfers to legal reserves	-	-	-	-	336,147	-	-	-	-	-	-	(336,147)		-	-	-
Dividend paid (Note 25)	-	20,212	-	-	-	-	-	-	-	-	-	(2,484,979)		(2,464,767)	-	(2,464,767)
Discontinued operations (Note 41)	-	-	-	-	-	-	-	-	-	(6,140,191)			6,140,191	-		-
Other		(50,755)												(50,755)	2,375	(48,380)
Balance at 31 December 2023	32,334,546	(741,311)	-	7,683	24,720,931	(90,013)	(5,535,353)	4,225,125	(7,412,414)	(16,473,488)	(2,047,211)	87,119,133	6,140,191	122,247,819	(12,954)	122,234,865

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Note	31 December 2023	31 December 2022	31 December 2021
Cash flows from operating activities:
Profit for the year from continuing operations		10,562,572	6,036,486	6,416,898
Discontinued operations		1,969,674	842,370	718,727
Profit for the year		12,532,246	6,878,856	7,135,625

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	12-15	11,971,461	15,034,317	14,171,912
Amortization of intangible assets and right-of-use assets	13-16	21,495,684	20,160,690	19,698,077
Impairment on property, plant and equipment and intangible asset	12-13	(1,421)	391,616	32,204
Net finance expense		2,705,359	3,424,909	2,698,761
Fair value adjustments to derivatives		(1,313,993)	2,427,062	(7,509,357)
Income tax expense	10	(4,383,918)	(2,661,572)	900,339
Gain on sale of property, plant and equipment		15,979	35,502	(98,440)
Effects of exchange rate changes and inflation adjustments		10,470,553	5,783,400	(3,096,843)
Provisions		4,699,380	2,757,078	4,088,441
Share of (profit)/loss of associates and joint ventures		(1,525,175)	(522,221)	(191,303)
Fair value adjustments to financial assets through profit or loss		(4,604,960)	(1,738,728)	-
Non-cash other adjustments		3,712	198,772	147,960
		52,064,907	52,169,681	37,977,376
Change in operating assets/liabilities
Change in trade receivables	19	(139,488)	695,393	1,574,713
Change in due from related parties	38	(39,338)	348,368	(410,728)
Change in receivables from financial services	20	(572,122)	(3,562)	1,479,545
Change in inventories	22	(98,561)	260,863	19,578
Change in other current assets	17	(1,243,350)	(144,637)	104,128
Change in other non-current assets	17	785,975	(107,361)	317,001
Change in due to related parties	38	(387,619)	(319,015)	17,709
Change in trade and other payables	33	935,945	(1,758,710)	(1,361,918)
Change in other non-current liabilities	27	42,319	43,561	1,207,414
Change in employee benefit obligations	29	(564,023)	(111,268)	(169,308)
Change in short term contract asset	21	(70,561)	86,892	388,238
Change in long term contract asset	21	9,206	72,230	289,169
Change in deferred revenue	30	129,985	(139,688)	(98,232)
Change in short term contract liability	31	(89,150)	(106,319)	98,261
Change in long term contract liability	31	405,430	44,293	(7,448)
Changes in other working capital		(1,528,600)	(1,470,725)	(3,280,191)
Cash generated from operations		49,640,955	49,559,996	38,145,307

Interest paid		(7,356,137)	(5,943,326)	(6,053,353)
Income tax paid		(563,330)	(1,335,544)	(2,276,959)
Net cash inflow from operating activities		41,721,488	42,281,126	29,814,995

Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(14,216,712)	(15,381,134)	(18,058,499)
Acquisition of intangible assets	13	(15,287,059)	(11,152,761)	(13,435,350)
Proceeds from sale of property, plant and equipment		338,387	1,160,686	683,346
Payment for acquisition of subsidiary, net of cash acquired	3	-	-	(234,680)
Payments for advances given for acquisition of property, plant and equipment		-	(1,744,603)	(348,938)
Contribution of increase of share capital in joint ventures/associates		(543,356)	(1,014,279)	(1,614,614)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		15,307,389	2,158,111	2,295,452
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(16,115,347)	(3,560,647)	(3,428,074)
Cash (outflows)/inflows from financial assets at amortized cost		14,043,065	(1,592)	789,278
Cash outflows from financial assets at fair value through profit or loss		(10,257,554)	(6,162,440)	-
Interest received		5,825,402	3,986,591	4,342,451
Net cash outflow from investing activities		(20,905,785)	(31,712,068)	(29,009,628)

Cash flows from financing activities:
Proceeds from derivative instruments		7,749,663	5,961,522	5,987,453
Repayments of derivative instruments		(4,756,730)	(5,264,741)	(5,715,348)
Proceeds from issues of loans and borrowings		62,689,793	53,139,280	43,150,810
Proceeds from issues of bonds		7,824,254	4,472,292	636,194
Repayments of borrowings		(54,790,770)	(44,653,449)	(41,372,286)
Repayments of bonds		(5,289,151)	(3,564,408)	(470,654)
Dividends paid to shareholders		(2,484,979)	(2,391,534)	(8,962,728)
Dividends paid to non-controlling interest in subsidiaries		(50,755)	-	(858)
Payments of lease liabilities		(4,121,990)	(4,310,581)	(3,129,580)
Net cash outflow from financing activities		6,769,335	3,388,381	(9,876,997)

Net increase in cash and cash equivalents		27,585,038	13,957,439	(9,071,630)

Cash and cash equivalents at 1 January		42,742,204	50,398,771	43,662,519

Effects of exchange rate changes and inflation adjustments on cash and cash equivalents		(16,502,367)	(21,614,006)	15,807,882

Cash and cash equivalents at 31 December	23	53,824,875	42,742,204	50,398,771

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkiye and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkiye (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as “4.5G license” tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

As of 31 December 2023, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu (“TVF”), and TVF respectively as of 31 December 2023. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

1.	Reporting entity (continued)

(i)	A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of

a.	five members of the board of directors of the Company, and

b.	the chairman of the presiding committee of the general assembly of shareholders;

(ii)	All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

(iii)	The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv)	The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

(v)	So long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2023.

The consolidated financial statements of the Company as at and for the year ended 31 December 2023 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associate and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2023.

2.	Basis of preparation and summary of material accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate and a joint venture.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(a)	Compliance with IFRS (continued)

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2023 were authorized for issue by the Board of Directors on 20 March 2024.

(b)	Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2023 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 268.3% as at 31 December 2023, based on the Turkish nation-wide Consumer Price Index (“CPI”) announced by the Turkish Statistical Institute (“TSI”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

The table below shows the evolution of CPI in the last three years and as of 31 December 2023:

	2023	2022	2021	2020
Annual Index	1,859.38	1,128.45	686.95	504.81
Average Index	1,488.91	967.71	561.61	469.59

Yearly Inflation	64.8%	64.3%	36.1%	14.6%
Cumulative Inflation (last three years)	268.3%	156.2%	74.4%	54.2%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2023. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories, Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2023.

Comparative figures must also be presented in the current currency of 31 December 2023 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(b)	Restatement of financial statements during the hyperinflationary periods (continued)

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. All items in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not restate their financial statements for inflation (except for comparative presentation), in accordance with IAS 29. The initial items of the statement of changes in equity are reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized under retained earnings and other comprehensive results. The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,

-	Financial asset at fair value through profit or loss and other comprehensive income.

(c)	Functional and presentation currency

(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as assets held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on assets classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(c)	Functional and presentation currency (continued)

(ii)	Foreign operations (continued)

•	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and

•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

For trade receivables, other receivables, other assets and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of TAS 16 and TAS 38 standards, and accordingly, the related assets are capitalized when they are ready for use.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Capitalization and useful lives of assets (continued)

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,

•	The entity has discretion in establishing the price for the specified good or service.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, for the device in these transactions by considering the factors below:

- The Company is not the primary obligor for the sale of handset,

- The Company does not have control over the sale prices of handsets,

- The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company recognizes revenue gross.

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that a good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,

•	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations.

All investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets’ end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 11.5% –29.6% at 31 December 2023 (31 December 2022: 11.2% –23.9%)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating–rate loans and borrowings, The Group calculates the effective interest rate(“EIR”) based on a market–derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Company has classified current trade payables amounting to 2,190,434 TL as due to related parties as of 31 December 2022. The reclassification has no effect on the consolidated statement of profit or loss.

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•	The fair value of the assets transferred,

•	Liabilities incurred to the former owners of the acquired business,

•	Equity interests issued by the Group,

•	The fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(i)	Business combinations (continued)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(iii)	Changes in ownership interests (continued)

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The group holds an interest in a joint venture, Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”), and an interest in an associate, Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş(“TOGG”). The financial statements of Sofra and TOGG are prepared for the same reporting period as the Group.

The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group’s share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling.

i)	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•    Financial assets at amortized cost (debt instruments)

•    Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)

•   Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•    Financial assets at fair value through profit or loss

(ii)	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

(iii)	Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group’s debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Financial Assets (continued)

(iv)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds, and currency protected time deposits which the Group were irrevocably designated at fair value through OCI as the Group considers these investments to be strategic in nature.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elect to measure the investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi (“Turkcell GSYF”) at fair value through profit or loss. For more information, refer to Note 24.

(v)	Impairment

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies simplified lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach).

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)	Sale and Repurchase Agreements

Securities sold under repurchase agreements (“Repo”) are classified in the Company portfolio as fair value through profit or loss, fair value through other comprehensive income or amortized cost portfolios and valued according to relevant portfolio basis. Securities purchased under agreements to resell (“Reverse Repo”) are recognized as cash and cash equivalents in the consolidated statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group’s impairment policies.

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i)	Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

• Financial liabilities at fair value through profit or loss

• Financial liabilities at amortized cost (loans and borrowings)

(ii)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

(iii)	Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)	Derivative financial instruments and hedge accounting

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkiye (“CBRT”) exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(j)	Derivative financial instruments and hedging accounting (continued)

(ii)	Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within other comprehensive income in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

-If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

-When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

Derivative financial instruments and hedging accounting (continued)

((iii)	Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(k)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Buildings	21–25 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4 – 6 years
Electricity power plant	20 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

(l)	Intangible assets

(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998 (The 2G license has been extended until 30 April 2029 on 7 April 2023) 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 31, 20 and 13 years, respectively.

(ii)	Computer software

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software such that it will be available for use,

•	Management intends to complete the software and use or sell it,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(I)	Intangible assets (continued)

(ii)	Computer software (continued)

•	There is an ability to use or sell the software,

•	It can be demonstrated how the software will generate probable future economic benefits,

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and

•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortiation

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for computer software are as follows:

Indefeasible right-of-use	15 years
Transmission line software	5–10 years
Brand name	9–10 years
Customer base	2–15 years
Subscriber acquisition cost	2–6 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(I)	Intangible assets (continued)

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(m)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)	Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2023 and 2022, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o)	Impairment of non-financial assets

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (“CGU”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(o)           Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. As of 31 December 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell’s tangible and intangible assets was performed (Note 14).

(p)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within
12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)	Post-employment benefits

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits (“IAS 19”). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiariesin Turkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days' pay up to a of maximum full TL 23.5 as at 31 December 2023 (31 December 2022: TL 15.4), per year of employment at the rate of pay applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2023 is 2.5% (31 December 2022: 0.6%).

(iii)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(iv)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(q)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(r)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it performs because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. At some of the contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,

•	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(r)	Revenue (continued)

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered to the intermediary. The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group.

In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Instalment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes “contracted receivables” (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset, unless the gross versus net presentation criteria explained at note (d) are met.

The Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group also generate revenue from mobile payment services, classified as revenue from financial services, provided by Turkcell Odeme. The revenue mainly consists of commission income from mobile payment activities, and recognized when customers use the service, make transactions and the service provided.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Call center revenues are recognized at the time services are rendered during the contractual period.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(s)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(t)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(u)	Non-current assets held for sale and discontinued operations

On 29 December 2023, the Group publicly announced the decision of its Board of Directors to sell Lifecell, UkrTower and Global LLC, which as whole represent Ukrainian geography operations. The sale of Ukrainian operations is expected to be completed within a year from the reporting date.

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of Ukrainian operations are presented at carrying amounts, as carrying amount is lower than fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Ukrainian operations are presented as a discontinued operation because it is classified as held for sale and it represents a separate major geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 41. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(v)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(w)	Dividends

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;

-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and

-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;

-	The Group has the right to operate the asset or,

-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	Leases (continued)

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

-	Amount of the initial measurement of the lease liability,

-	Any lease payments made at or before the commencement date, less any lease incentives received,

-	Any initial direct costs incurred by the Group and

-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,

-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,

-	Amounts expected to be payable under a residual value guarantee and

-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(x)	Leases (continued)

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets and

-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

(y)            New standards and interpretations

i)	Standards, amendments and interpretations applicable as at 31 December 2023:

IFRS 17 - The new Standard for insurance contracts

IASB issued IFRS 17, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. Certain changes in the estimates of future cash flows and the risk adjustment are also recognized over the period that services are provided. Entities have an option to present the effect of changes in discount rates either in profit and loss or in other comprehensive income. The standard includes specific guidance on measurement and presentation for insurance contracts with participation features.

The standard did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 8 - Definition of Accounting Estimates

In February 2021, the Board issued amendments to IAS 8, in which it introduces a new definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)            New standards and interpretations (continued)

i)	Standards, amendments and interpretations applicable as at 31 December 2023:

Amendments to IAS 8 - Definition of Accounting Estimates (continued)

The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This aspect of the definition was retained by the Board. The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of the effective date.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had some impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized.

The standard did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD).

The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments. However, certain disclosure requirements are not required to be applied for any period ending on or before 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(z)	New standards and interpretations (continued)

i)	Standards, amendments and interpretations applicable as at 31 December 2023 (continued):

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules (continued)

Based on management’s preliminary assessments, Group management does not expect significant impact on it’s consolidated financial statements due to Pillar Two amendmentds. However, the Company will continue to monitoring upcoming legislation changes on this matter, in Turkey and in other countires that the Group operates.

ii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2023:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. the Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with IAS 8. Early application is permitted. However, an entity that applies the 2020 amendments early is also required to apply the 2022 amendments, and vice versa.

The Group expects no significant impact on its balance sheet and equity.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right-of-use it retains. In applying requirements of IFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right-of-use retained by the seller-lessee.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(z)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2023 (continued):

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback (continued)

The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The Group does not expect significant impact of the amendments on financial position or performance of the Group.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

3.	Business combinations

The Company's 100% owned subsidiary Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. ("Boyut Enerji") on 6 July 2021. The respective transaction is based on an enterprise value of USD 29,600. After adjusting for the net debt of Boyut Enerji, the Group made a payment of USD 10,972. USD 500 of this amount shall be paid after two-years as from the agreement date. The control power of Boyut Enerji has transferred to the Group as of 18 August 2021. At the time the financial statements were authorized for issue, goodwill, identifiable assets and liabilities has been accounted in accordance with IFRS 3, “Business Combinations”.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	258,584
- Cash consideration amount	249,719
- Contingent and deferred consideration amount	8,865
Net assets acquired	(230,835)
Goodwill	27,749

The fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	15,039
Other current assets	15,528
Property, plant and equipment	342,889
Intangible assets	631,093
Other non-current assets	449
Borrowings	(411,129)
Trade and other payables	(21,326)
Due to related parties	(6,794)
Provisions	(100)
Employee benefit obligations	(208)
Deferred tax liabilities	(131,966)
Other liabilities	(202,640)
Fair value of total identifiable net assets (100%)	230,835

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	249,719
Cash and cash equivalents - acquired	(15,039)
Cash outflow due to acquisition (net)	234,680

4.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

4.	Financial risk management (continued)

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties, if necessary, in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2023, guarantees of TL8,836,805 were outstanding (31 December 2022: TL 6,513,114).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 4,215,677 (31 December 2022: TL 3,598,726) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

4.	Financial risk management (continued)

Market risk (continued)

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 35.

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

The Group's transition from USD LIBOR to SOFR was completed as of June 30, 2023.

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- Considering the Group's 'Possible' requirements, the USD LIBOR interest rate on which its hedging liabilities are based has not changed as a result of the IBOR reform.

- As a result of the IBOR reform, the USD LIBOR interest rate, on which the cash flows of the debt for hedging purposes are carried out, and the swap interest rate on which the hedging transactions are based, have not changed as a result of the IBOR reform.

- The group has not retroactively changed its cash flow hedging reserve for the period expected for the implementation of the reforms.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S’s (“Turkcell Satis”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”) and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”).

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.	Segment information (continued)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total segment revenue	91,952,843	77,951,747	2,625,686	2,673,057	4,568,674	3,545,379	10,161,753	13,558,486	(2,192,772)	(4,241,823)	107,116,184	93,486,846
Inter-segment revenue	(782,421)	(415,145)	(151,112)	(238,906)	(415,271)	(264,840)	(843,968)	(3,322,932)	2,192,772	4,241,823	-	-
Revenues from external customers	91,170,422	77,536,602	2,474,574	2,434,151	4,153,403	3,280,539	9,317,785	10,235,554	-	-	107,116,184	93,486,846
Adjusted EBITDA	40,663,472	32,770,610	972,856	891,194	1,607,534	1,749,526	887,860	1,298,333	(254,608)	(101,932)	43,877,114	36,607,731
IFRS 9 impairment loss provision	(920,417)	(557,550)	(6,055)	(5,003)	(81,981)	(57,339)	289	(2,086)	-	-	(1,008,164)	(621,978)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Total segment revenue	77,951,747	90,008,603	2,673,057	2,667,171	3,545,379	3,550,776	13,558,486	15,775,237	(4,241,823)	(3,402,143)	93,486,846	108,599,644
Inter-segment revenue	(415,145)	(580,385)	(238,906)	(278,079)	(264,840)	(202,695)	(3,322,932)	(2,340,984)	4,241,823	3,402,143	-	-
Revenues from external customers	77,536,602	89,428,218	2,434,151	2,389,092	3,280,539	3,348,081	10,235,554	13,434,253	-	-	93,486,846	108,599,644
Adjusted EBITDA	32,770,610	40,815,431	891,194	859,130	1,749,526	2,119,639	1,298,333	1,305,889	(101,932)	(156,908)	36,607,731	44,943,181
IFRS 9 impairment loss provision	(557,550)	(803,560)	(5,003)	(8,632)	(57,339)	(31,771)	(2,086)	(3,072)	-	-	(621,978)	(847,035)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.	Segment information (continued)

	31 December 2023	31 December 2022	31 December 2021
Profit for the period	10,562,572	6,036,486	6,416,898
Add/(Less):
Income tax expense	(4,675,891)	(2,785,265)	900,339
Finance income	(12,663,682)	(3,957,684)	(11,527,996)
Finance costs	19,931,617	11,949,156	21,308,035
Other income	(882,782)	(348,611)	(356,404)
Other expenses	5,648,334	1,406,976	2,010,123
Monetary (gain) loss	(3,816,872)	(7,767,102)	(4,804,527)
Depreciation and amortization	31,298,993	32,595,996	31,188,016
Share of loss/(gain) of equity accounted investees	(1,525,175)	(522,221)	(191,303)
Consolidated adjusted EBITDA	43,877,114	36,607,731	44,943,181

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2023	31 December 2022	31 December 2021
Revenues
Turkiye	104,641,610	91,052,696	106,210,552
Belarus	1,384,585	1,540,091	1,375,795
Turkish Republic of Northern Cyprus	1,058,155	855,064	959,667
Netherlands	31,834	38,995	53,630
	107,116,184	93,486,846	108,599,644

Non-current assets
Turkiye	140,298,871	141,507,693	145,592,071
Ukraine	-	12,651,476	21,001,550
Belarus	746,265	1,229,643	1,334,989
Turkish Republic of Northern Cyprus	3,047,815	1,626,546	1,193,525
Unallocated non-current assets	444,146	661,238	152,557
	144,537,097	157,676,596	169,274,692

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6.	Revenue

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Telecommunication services	86,033,365	73,395,928	2,285,955	2,276,114	-	-	-	-	(200,732)	(171,130)	88,118,588	75,500,912
Equipment revenues	4,981,916	4,119,171	183,095	177,001	-	-	6,315,781	6,886,804	(86,055)	(38,758)	11,394,737	11,144,218
Revenue from financial services	-	-	-	-	4,568,674	3,545,379	-	-	(415,271)	(264,840)	4,153,403	3,280,539
Other	937,562	436,648	156,636	219,942	-	-	3,845,972	6,671,682	(1,490,714)	(3,767,095)	3,449,456	3,561,177
Total	91,952,843	77,951,747	2,625,686	2,673,057	4,568,674	3,545,379	10,161,753	13,558,486	(2,192,772)	(4,241,823)	107,116,184	93,486,846

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Telecommunication services	73,395,928	85,301,533	2,276,114	2,101,368	-	-	-	-	(171,130)	(210,861)	75,500,912	87,192,040
Equipment revenues	4,119,171	4,111,543	177,001	299,230	-	-	6,886,804	9,496,810	(38,758)	(164,771)	11,144,218	13,742,812
Revenue from financial services	-	-	-	-	3,545,379	3,550,776	-	-	(264,840)	(202,715)	3,280,539	3,348,061
Other	436,648	595,527	219,942	266,573	-	-	6,671,682	6,278,427	(3,767,095)	(2,823,796)	3,561,177	4,316,731
Total	77,951,747	90,008,603	2,673,057	2,667,171	3,545,379	3,550,776	13,558,486	15,775,237	(4,241,823)	(3,402,143)	93,486,846	108,599,644

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 2,023,862, TL 1,546,463 and TL 1,611,840, for the years ended 31 December 2023, 2022 and 2021, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6.	Revenue (continued)

	31 December 2023
	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	86,033,365	2,285,955	-	-	(200,732)	88,118,588
At a point in time	1,456,376	66,933	-	-	(105)	1,523,204
Over time	84,576,989	2,219,022	-	-	(200,627)	86,595,384
Equipment Related	4,981,916	183,095	-	6,315,781	(86,055)	11,394,737
At a point in time	4,468,575	183,095	-	6,315,781	(86,055)	10,881,396
Over time	513,341	-	-	-	-	513,341
Revenue from financial operations	-	-	4,568,674	-	(415,271)	4,153,403
At a point in time	-	-	2,224,526	-	(376,108)	1,848,418
Over time	-	-	2,344,148	-	(39,163)	2,304,985
Call Center	-	-	-	-	-	-
At a point in time	-	-	-	-	-	-
Over time		-	-	-	-	-
Other	937,562	156,636	-	3,845,972	(1,490,714)	3,449,456
At a point in time	376	31,177	-	116,102	(52)	147,603
Over time	937,186	125,459	-	3,729,870	(1,490,662)	3,301,853
Total	91,952,843	2,625,686	4,568,674	10,161,753	(2,192,772)	107,116,184
At a point in time	5,925,327	281,205	2,224,526	6,431,883	(462,320)	14,400,621
Over time	86,027,516	2,344,481	2,344,148	3,729,870	(1,730,452)	92,715,563

	31 December 2022
	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	73,395,928	2,276,114	-	-	(171,130)	75,500,912
At a point in time	631,113	78,495	-	-	(229)	709,379
Over time	72,764,815	2,197,619	-	-	(170,901)	74,791,533
Equipment Related	4,119,171	177,001	-	6,886,804	(38,758)	11,144,218
At a point in time	3,677,042	177,001	-	6,886,804	(38,758)	10,702,089
Over time	442,129	-	-	-	-	442,129
Revenue from financial operations	-	-	3,545,379	-	(264,840)	3,280,539
At a point in time	-	-	1,621,746	-	(264,832)	1,356,914
Over time	-	-	1,923,633	-	(8)	1,923,625
Call Center	-	-	-	-	-	-
At a point in time	-	-	-	-	-	-
Over time			-			-
Other	436,648	219,942	-	6,671,682	(3,767,095)	3,561,177
At a point in time	11,844	6,718	-	66,890	(9,103)	76,349
Over time	424,804	213,224	-	6,604,792	(3,757,992)	3,484,828
Total	77,951,747	2,673,057	3,545,379	13,558,486	(4,241,823)	93,486,846
At a point in time	4,319,999	262,214	1,621,746	6,953,694	(312,922)	12,844,731
Over time	73,631,748	2,410,843	1,923,633	6,604,792	(3,928,901)	80,642,115

	31 December 2021
	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	85,301,533	2,101,368	-	-	(210,861)	87,192,040
At a point in time	863,151	70,605	-	-	(3)	933,753
Over time	84,438,382	2,030,763	-	-	(210,858)	86,258,287
Equipment Related	4,111,543	299,230	-	9,496,810	(164,771)	13,742,812
At a point in time	3,332,725	299,230	-	9,496,810	(164,771)	12,963,994
Over time	778,818	-	-	-	-	778,818
Revenue from financial operations	-	-	3,550,776	-	(202,715)	3,348,061
At a point in time	-	-	1,389,624	-	(202,715)	1,186,909
Over time	-	-	2,161,152	-	-	2,161,152
Call Center	-	-	-	-	-	-
At a point in time	-	-	-	-	-	-
Over time	-		-			-
Other	595,527	266,573	-	6,278,427	(2,823,796)	4,316,731
At a point in time	18,547	950	-	151,371	(9,939)	160,929
Over time	576,980	265,623	-	6,127,056	(2,813,857)	4,155,802
Total	90,008,603	2,667,171	3,550,776	15,775,237	(3,402,143)	108,599,644
At a point in time	4,214,423	370,785	1,389,624	9,648,181	(377,428)	15,245,585
Over time	85,794,180	2,296,386	2,161,152	6,127,056	(3,024,715)	93,354,059

45

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

7.	Other income and expense

Recognized in the statement of profit or loss:

	31 December 2023	31 December 2022	31 December 2021
Depositary reimbursement	108,861	104,532	139,732
Insurance compensation	273,843	-	-
Income from equipment donations	205,045	-	-
Rent income	26,507	38,740	37,350
Non-interest income from banks	891	17,194	28,062
Other	267,633	188,145	151,260
Other income	882,782	348,611	356,404

Revaluation tax expense (*)	-	(415,341)	-
Donation expenses	(3,919,569)	(267,861)	(278,463)
Litigation expenses	(738,697)	(156,018)	(1,124,058)
Loss on modification of lease contract	(143,842)	(172,408)	(147,959)
Loss on sale of fixed assets	(15,981)	(35,502)	98,440
Restructuring cost	(462,741)	(12,116)	-
Other	(367,506)	(347,730)	(558,084)
Other expense	(5,648,334)	(1,406,976)	(2,010,123)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets in the statutory books.

8.	Employee benefit expenses

	31 December 2023	31 December 2022	31 December 2021
Wages and salaries (*)	13,836,698	9,691,385	10,477,300
Defined benefit plans (**)	306,677	138,841	163,294
Defined contribution plans	75,500	105,964	109,411
	14,218,875	9,936,190	10,750,005

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of defined benefit plans for the years ended 31 December 2023, 2022 and 2021 amounting to TL 149,757, TL 1,824,873 and TL 541,628 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

46

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

9.	Finance income and costs

Recognized in the statement of profit or loss:

	31 December 2023	31 December 2022	31 December 2021
Interest income	3,118,511	2,126,478	2,211,740
Income from financial assetes carried at fair value	4,604,960	1,738,728	-
Cash flow hedges – reclassified to profit or loss	3,287,562	-	5,831,713
Net fair value gains on derivative financial instruments and interest	1,144,406	-	3,361,847
Other	508,243	92,478	122,696
Finance income	12,663,682	3,957,684	11,527,996

Net foreign exchange losses	(14,016,423)	(7,155,055)	(18,399,847)
Net interest expenses for financial assets and liabilities measured at amortized cost	(5,837,283)	(4,269,930)	(2,817,322)
Net fair value losses on derivative financial instruments and interest	-	(6,580,717)	-
Cash flow hedges – reclassified to profit or loss	-	6,253,679	-
Other	(77,911)	(197,133)	(90,866)
Finance costs	(19,931,617)	(11,949,156)	(21,308,035)

Monetary gain (loss)	3,816,872	7,767,102	4,804,527

Net finance costs	(3,451,063)	(224,370)	(4,975,512)

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets measured at amortized cost are shown as netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 773,611, TL (6,610,894), TL 1,224,264, TL (5,494,195), and TL 1,294,283, TL (4,111,605) for the years ended 31 December 2023, 2022 and 2021, respectively.

Foreign exchange gains and losses are shown as netted of on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 21,087,243, TL (35,103,667), TL 15,782,024, TL (22,937,079) and TL 28,279,084, TL (46,678,932) for the years ended 31 December 2023, 2022 and 2021, respectively.

47

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.	Income tax expense

	31 December 2023	31 December 2022	31 December 2021
Current income tax expense	(683,059)	(864,540)	(1,931,842)
Deferred income tax income	5,358,950	3,649,805	1,031,503
Total income tax income/ (expense)	4,675,891	2,785,265	(900,339)

Income tax relating to each component of other comprehensive income

31 December 2023	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	2,860,231	(491,059)	2,369,172
Change in cash flow hedge reserve	1,573,196	25,502	1,598,698
Change in cost of hedging reserve	(389,364)	274,034	(115,330)
Fair value reserve	149,602	(5,514)	144,088
Hedges of net investments in foreign operations	(2,342,679)	1,181,457	(1,161,222)
Remeasurements of defined benefit plans	(149,757)	152,178	2,421
	1,701,229	1,136,598	2,837,827

31 December 2022	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	(748,669)	(887,185)	(1,635,854)
Change in cash flow hedge reserve	2,286,823	(89,836)	2,196,987
Change in cost of hedging reserve	(2,170,669)	434,134	(1,736,535)
Fair value reserve	(121,999)	35,988	(86,011)
Hedges of net investments in foreign operations	(520,930)	440,135	(80,795)
Remeasurements of defined benefit plans	(1,824,873)	363,876	(1,460,997)
	(3,100,317)	297,112	(2,803,205)

31 December 2021	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	7,164,377	(2,330,871)	4,833,506
Change in cash flow hedge reserve	987,969	(86,967)	901,002
Change in cost of hedging reserve	(3,879,104)	775,821	(3,103,283)
Fair value reserve	(192,475)	38,164	(154,311)
Hedges of net investments in foreign operations	(3,886,535)	843,616	(3,042,919)
Remeasurements of defined benefit plans	(541,628)	108,418	(433,210)
	(347,396)	(651,819)	(999,215)

48

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.	Income tax expense (continued)

Reconciliation of income tax expense

	31 December 2023	31 December 2022	31 December 2021
Profit from continuing operations before income tax expense	5,886,681	3,251,221	7,317,237
Profit before income tax expense	5,886,681	3,251,221	7,317,237
Tax at the Turkiye’s tax rate	(1,471,670)	(747,781)	(1,829,309)
Difference in overseas tax rates	156,824	146,513	(10,798)
Effect of exemptions (*)	1,973,510	1,242,440	595,597
Effect of permanent differences	(618,073)	(438,771)	(1,327,320)
Change in unrecognized deferred tax assets	308,452	(333,765)	(17,970)
Adjustments for current tax of prior years	83,383	15,957	(13,845)
Effect of increase in corporate tax rate in Turkiye	2,723,722	388,104	709,471
Tax effect of investment in associate and joint venture	(324,593)	(78,213)	(28,729)
Tax effect of Law No. 7440 (**)	(282,582)	-	-
Inflation adjustments	2,123,280	2,593,980	1,016,811
Other	3,638	(3,199)	5,753
Total income tax expense	4,675,891	2,785,265	(900,339)

(*) Effect of exemptions mainly consist of R&D discounts.

(**) In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

49

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.	Income tax expense (continued)

An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023.

With the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, the corporate tax rate has been permanently increased to %23, and this change was valid between 1 July 2022 and year end.

In accordance with the "General Communiqué on Tax Procedure Law No: 555" published in the Official Gazette dated 30 December 2023 and numbered 32415 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the financial statements of the entities operating in Turkey for the 2023 accounting period are subject to inflation adjustment. The inflation adjusted financial statements will constitute an opening balance sheet base in the tax returns to be prepared as of 1 January 2024 and opening inflation effects will not be taken into consideration in the calculation of the period tax for 2023.

The tax effects arising from the inflation adjustment calculated as per Tax Procedural Law has been included in the deferred tax calculation as of 31 December 2023 and a net deferred tax asset at the amount of TL 13,726,600 has been recognized as of 31 December 2023.

In Turkiye, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 10% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax. Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

The earnings arising from the sale of founding shares, redeemed shares and priority rights, which the institutions have for at least two full years in their assets are exempted from corporate tax for 75%. The earnings arising from the sale of immovables, which the institutions have for at least two full years in their assets are exempted from corporate tax for 50%. The exempted earnings are transferred to another account in any way other than being added to the capital within five years or withdrawn from the business or taxes not accrued on time due to the exception applied for the part transferred to the head office by limited taxpayer institutions are considered to be lost. The sales must be collected until the end of the second calendar year following the sale.

50

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

11.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2023, 2022 and 2021 is as follows:

Cost of revenue:

	31 December 2023	31 December 2022	31 December 2021
Depreciation and amortization (*)	(31,298,993)	(32,595,996)	(31,188,016)
Cost of goods sold	(10,695,191)	(10,782,150)	(13,965,878)
Share of Turkish Treasury	(9,290,270)	(7,790,546)	(9,322,838)
Employee benefit expenses	(8,447,593)	(6,005,316)	(6,613,847)
Interconnection and termination expenses	(3,955,527)	(5,191,849)	(7,236,584)
Energy expenses	(3,676,829)	(4,654,112)	(3,001,766)
Radio expenses	(1,368,805)	(924,245)	(67,103)
Frequency expenses	(3,424,766)	(2,855,179)	(3,417,467)
Transmission expenses	(1,465,349)	(1,535,063)	(1,659,329)
Roaming expenses	(1,134,820)	(1,097,382)	(1,023,156)
Universal service fund	(1,242,404)	(1,085,290)	(1,283,039)
Cost of revenue from financial services (**)	(1,850,910)	(1,065,549)	(732,206)
Internet expenses	(1,186,248)	(1,252,704)	(1,140,267)
Other	(5,380,330)	(4,845,548)	(5,486,571)
	(84,418,035)	(81,680,929)	(86,138,067)

(*) As at 31 December 2023, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 326,869 (31 December 2022: TL 254,701 and 31 December 2021: TL 270,680).

(**) As at 31 December 2023, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 186,363 (31 December 2022: TL 132,286 and 31 December 2021: TL 103,546).

51

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

11.	Expense by nature (continued)

Selling and marketing expenses:

	31 December 2023	31 December 2022	31 December 2021
Employee benefit expenses	(3,139,523)	(2,109,509)	(2,282,240)
Marketing expenses	(1,969,736)	(1,799,885)	(2,164,820)
Selling expenses	(306,716)	(363,264)	(444,519)
Other	(266,371)	(320,135)	(309,455)
	(5,682,346)	(4,592,793)	(5,201,034)

Administrative expenses:

	31 December 2023	31 December 2022	31 December 2021
Employee benefit expenses	(2,445,396)	(1,689,078)	(1,750,372)
Consultancy expenses	(206,083)	(227,975)	(286,278)
Service expenses	(157,661)	(137,727)	(127,040)
Maintenance and repair expenses	(71,752)	(87,404)	(88,217)
Collection expenses	(128,861)	(90,042)	(123,873)
Travel and entertainment expenses	(83,402)	(62,856)	(50,361)
Utility expenses	(8,006)	(39,407)	(23,611)
Other	(328,357)	(244,922)	(208,591)
	(3,429,518)	(2,579,411)	(2,658,343)

Net impairment losses on financial and contract assets:

	31 December 2023	31 December 2022	31 December 2021
Net impairment losses on financial and contract assets	(1,008,164)	(621,978)	(847,035)
	(1,008,164)	(621,978)	(847,035)

52

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

12.	Property, plant and equipment

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Assets held for sale	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2023
Network infrastructure (All operational)	188,873,033	5,407,763	(2,745,510)	7,440,574	(14,934,868)	-	-	(2,210,749)	181,830,243
Land and buildings	10,002,000	1,505,727	(22,560)	52,430	(99,423)	-	141,411	(113,337)	11,466,248
Equipment, fixtures and fittings	11,305,347	1,173,745	(178,394)	322,061	(172,585)	-	-	(480,268)	11,969,906
Motor vehicles	173,393	30,696	(8,342)	204	(2,474)	-	-	(5,021)	188,456
Leasehold improvements	3,741,428	70,672	(546)	(3)	(25,188)	-	-	(2,133)	3,784,230
Electricity production power plant	339,138	-	-	-	-	-	-	-	339,138
Construction in progress	3,820,328	7,215,635	(92,076)	(8,338,415)	(366,813)	874	-	198,860	2,438,393
Total	218,254,667	15,404,238	(3,047,428)	(523,149)	(15,601,351)	874	141,411	(2,612,648)	212,016,614

Accumulated depreciation
Network infrastructure (All operational)	130,110,166	9,081,063	(2,719,073)	-	(9,582,040)	(23,686)	-	(87,384)	126,779,046
Land and buildings	1,981,910	678,931	(8,244)	-	(70,158)	(219)	113,520	163,255	2,858,995
Equipment, fixtures and fittings	11,097,747	2,117,619	(127,038)	-	(126,994)	(14)	-	(825,232)	12,136,088
Motor vehicles	161,429	31,412	(7,915)	-	(2,057)	-	-	(4,811)	178,058
Leasehold improvements	3,384,838	36,514	-	-	(22,211)	-	-	(1,471)	3,397,670
Electricity production power plant	24,181	17,093	-	-	-	-	-	(24,763)	16,511
Total	146,760,271	11,962,632	(2,862,270)	-	(9,803,460)	(23,919)	113,520	(780,406)	145,366,368

Net book value	71,494,396	3,441,606	(185,158)	(523,149)	(5,797,891)	24,793	27,891	(1,832,242)	66,650,246

Depreciation expenses for the years ended 31 December 2023, 2022 amounting to TL 11,937,839, TL 15,305,789 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the year ended 31 December 2023 are TL 24,793 and are recognized under depreciation expenses (31 December 2022: TL 305,900)

53

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

12.	Property, plant and equipment (continued)

Cost	Balance at 1 January 2022	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2022
Network infrastructure (All operational)	188,204,239	6,055,634	(3,210,322)	7,011,308	-	-	(9,187,826)	188,873,033
Land and buildings	10,729,703	554,894	(3,045)	3,490	-	(849,429)	(433,613)	10,002,000
Equipment, fixtures and fittings	10,962,783	1,178,734	(510,040)	115,030	-	-	(441,160)	11,305,347
Motor vehicles	182,643	-	(2,150)	938	-	-	(8,038)	173,393
Leasehold improvements	3,749,640	48,300	(37,712)	1,064	-	-	(19,864)	3,741,428
Electricity production power plant (Note 3)	342,283	-	-	-	-	-	(3,145)	339,138
Construction in progress	3,421,878	7,775,969	(60,327)	(7,131,830)	11,621	-	(196,983)	3,820,328
Total	217,593,169	15,613,531	(3,823,596)	-	11,621	(849,429)	(10,290,629)	218,254,667

Accumulated depreciation
Network infrastructure (All operational)	124,789,832	12,829,570	(2,317,913)	-	303,986	-	(5,495,309)	130,110,166
Land and buildings	2,543,152	381,603	-	-	348	(731,185)	(212,008)	1,981,910
Equipment, fixtures and fittings	10,429,522	1,729,653	(372,532)	-	13,146	-	(702,042)	11,097,747
Motor vehicles	159,896	11,534	(2,154)	-	-	-	(7,847)	161,429
Leasehold improvements	3,405,584	30,302	(36,420)	-	41	-	(14,669)	3,384,838
Electricity production power plant (Note 3)	6,394	17,227	-	-	-	-	560	24,181
Total	141,334,380	14,999,889	(2,729,019)	-	317,521	(731,185)	(6,431,315)	146,760,271

Net book value	76,258,789	613,642	(1,094,577)	-	(305,900)	(118,244)	(3,859,314)	71,494,396

54

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13.            Intangible assets

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Asset held for Sale	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2023
Telecommunication licenses	70,152,194	3,613,018	(59,797)	181,814	(5,149,479)	-	(430,834)	68,306,916
Computer software	95,767,623	7,908,723	(173,279)	453,280	(1,359,776)	-	1,087,039	103,683,610
Transmission line software	1,030,729	972	(3,688)	-	-	-	25,231	1,053,244
Indefeasible right of usage	1,012,694	2,943	-	-	-	-	-	1,015,637
Brand name	11,292	53	(49)	188	(614)	-	(102)	10,768
Customer base	48,967	-	-	-	-	-	(9,872)	39,095
Goodwill	419,754	-	-	-	-	(7,176)	(4,649)	407,929
Subscriber acquisition cost	34,103,021	5,031,195	(125,098)	-	(575,070)	-	84,049	38,518,097
Electricity production license	709,869	-	-	-	-	-	(41,875)	667,994
Others	1,118,057	164,935	10,333	(23,060)	(161)	-	(11,527)	1,258,577
Construction in progress	75,914	371,418	(144,140)	(89,073)	(869)	-	37,781	251,031
Total	204,450,114	17,093,257	(495,718)	523,149	(7,085,969)	(7,176)	735,241	215,212,898

Accumulated amortization
Telecommunication licenses	47,255,448	4,275,416	(4,766)	-	(3,194,034)	3	(244,068)	48,087,999
Computer software	72,926,450	6,425,747	(135,165)	-	(135,290)	15,716	980,719	80,078,177
Transmission line software	1,015,248	26,303	(3,688)	-	9,931	-	5,381	1,053,175
Indefeasible right of usage	579,827	63,302	-	-	(501)	-	(454)	642,174
Brand name	16,512	65	(21)	-	(7,380)	-	(6,401)	2,775
Customer base	35,051	2,005	-	-	(9,596)	-	(8,714)	18,746
Subscriber acquisition cost	20,368,047	6,382,401	(125,098)	-	(387,076)	-	(267,239)	25,971,035
Electricity production license	9,938	30,167	-	-	(52,694)	-	12,338	(251)
Others	744,858	130,809	(821)	-	(9,524)	477	(18,128)	847,671
Total	142,951,379	17,336,215	(269,559)	-	(3,786,164)	16,196	453,434	156,701,501

Net book value	61,498,735	(242,958)	(226,159)	523,149	(3,299,805)	(23,372)	281,807	58,511,397

55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13.            Intangible assets (continued)

Cost	Balance at 1 January 2022	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2022
Telecommunication licenses	73,385,234	1,664	(57,933)	1,504	-	(3,178,275)	70,152,194
Computer software	89,532,740	5,779,710	(280,355)	340,680	-	394,848	95,767,623
Transmission line software	988,369	1,112	-	-	-	41,248	1,030,729
Indefeasible right of usage	1,012,694	-	-	-	-	-	1,012,694
Brand name	13,996	611	(545)	124	-	(2,894)	11,292
Customer base	65,107	-	-	-	-	(16,140)	48,967
Goodwill	427,353	-	-	-	-	(7,599)	419,754
Subscriber acquisition cost	29,629,666	4,875,036	(111,624)	-	-	(290,057)	34,103,021
Electricity production license (Note 3)	778,332	-	-	-	-	(68,463)	709,869
Others	935,930	200,535	(733)	3	-	(17,678)	1,118,057
Construction in progress	127,424	294,093	(590)	(342,311)	-	(2,702)	75,914
Total	196,896,845	11,152,761	(451,780)	-	-	(3,147,712)	204,450,114

Accumulated amortization
Telecommunication licenses	44,068,178	4,523,381	(3,162)	-	506	(1,333,455)	47,255,448
Computer software	66,868,545	5,737,378	(272,867)	-	101,269	492,125	72,926,450
Transmission line software	1,001,840	31,887	-	-	(16,604)	(1,875)	1,015,248
Indefeasible right of usage	522,256	58,315	-	-	-	(744)	579,827
Brand name	27,544	117	(394)	-	-	(10,755)	16,512
Customer base	49,300	-	-	-	-	(14,249)	35,051
Subscriber acquisition cost	15,840,829	5,010,502	(111,624)	-	-	(371,660)	20,368,047
Electricity production license (Note 3)	9,154	-	-	-	-	784	9,938
Others	591,074	156,050	(733)	-	545	(2,078)	744,858
Total	128,978,720	15,517,630	(388,780)	-	85,716	(1,241,907)	142,951,379

Net book value	67,918,125	(4,364,869)	(63,000)	-	(85,716)	(1,905,805)	61,498,735

56

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13.	Intangible assets (continued)

Amortization expenses for the years ended 31 December 2023 and 2022 amounting to TL 17,352,411, TL 15,603,346, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2023, 2022 and 2021 are TL 23,372, TL 85,716 and none, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 1,316,201 for the year ended 31 December 2023 (31 December 2022: TL 900,089). Research and development expenses for the years ended 31 December 2023, 2022 amounting to TL 132,635 and TL 129,078, respectively are recognized in cost of revenue.

Turkcell

The carrying amounts of 2G, 3G and 4.5G licenses are TL 3,221,124, TL 2,268,481 and TL 14,195,189, respectively (31 December 2022: TL 174,274, TL 2,722,179 and TL 17,038,518, respectively).

14.	Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset's recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell’s tangible and intangible assets was performed using the assumption that Lifecell was the CGU. As of 31 December 2022, the recoverable amount of Lifecell is determined based on fair value less cost of disposal calculations. As the recoverable amount of CGU was higher than its carrying amount, no impairment charge was recognized.

Sensitivity analysis was performed on the change in weighted average cost of capital (WACC) by +0.5%/- 0.5%. Besides, considering of the potential effect of Ukraine-Russia war on Lifecell’s business plans, sensitivity analysis was performed on the change in subscribers, average revenue per user (ARPU) and EBITDA margin by 1.0%-5.0%. No material sensitivity has been noted.

As of 31 December 2022, the assumptions used in recoverable amount calculations of Lifecell were:

Impairment test was performed based on Lifecell’s business plans covering a six-year period. A post-tax WACC rate of 37.7% - 39.0% for the period from 2023 to 2028, and a terminal growth rate of 5.0% were used.

57

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

15.	Investment properties

Cost	31 December 2023	31 December 2022
Opening balance	1,329,958	737,031
Disposal	-	(256,502)
Transfer from property, plant and equipment	(141,411)	849,429
Closing balance	1,188,547	1,329,958

Accumulated depreciation
Opening balance	1,150,873	555,938
Transfer from property, plant and equipment	(113,520)	731,185
Depreciation and impairment charges during the year	8,829	34,428
Disposal	-	(170,678)
Closing balance	1,046,182	1,150,873

Net book value	142,365	179,085

Depreciation expenses amounting 8.829 TL for the year ended 31 December 2023 (31 December 2022: 34,428) TL) are recognized under cost of revenue.

Determination of the fair values of the Group’s investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2023 is TL 24,066 (31 December 2022: TL 24,205). There are no direct operating expenses for investment properties during the year ended 31 December 2023 (31 December 2022: None).

58

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

15.	Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2023 and 2022 are as follows:

31 December 2023	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	164,000	Discounted cash flow

Investment properties in Ankara	-	96,700	-	Market approach

Investment properties in Adana	-	24,500	-	Market approach

Investment properties in Aydın	-	16,000	-	Market approach

Total	-	137,200	164,000

31 December 2022	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	162,895	Discounted cash flow

Investment properties in Ankara	-	96,392	-	Market approach

Investment properties in Adana	-	21,420	-	Market approach

Investment properties in Istanbul	-	10,710	-	Market approach

Investment properties in Aydın	-	14,253	-	Market approach

Total	-	142,775	162,895

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

59

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

16.	Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2023 and 31 December 2022 and depreciation and amortization expenses for the years ended 31 December 2023 and 31 December 2022 are as follows:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2023	4,642,828	1,141,005	226,757	300,524	336,252	6,647,366	360,474	1,046,465	1,406,939	8,054,305
Depreciation and amortization charge for the year	(2,132,213)	(314,369)	(1,007,606)	(178,464)	(277,450)	(3,910,102)	(79,859)	(169,508)	(249,367)	(4,159,469)
Balance at 31 December 2023	3,865,774	1,273,779	205,097	144,619	224,488	5,713,757	421,586	749	422,335	6,136,092

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2022	5,545,497	1,150,710	907,565	499,852	378,787	8,482,411	167,881	1,709,644	1,877,525	10,359,936
Depreciation and amortization charge for the year	(2,487,303)	(276,268)	(1,081,663)	(187,731)	(327,661)	(4,360,626)	(86,992)	(195,442)	(282,434)	(4,643,060)
Balance at 31 December 2022	4,642,828	1,141,005	226,757	300,524	336,252	6,647,366	360,474	1,046,465	1,406,939	8,054,305

As at 31 December 2023, the Company has additions to right-of-use assets amounting to TL 3,990,614 (31 December 2022: TL 3,814,556) and interest expense on lease liabilities amounting to TL 831,599 (31 December 2022: TL 911,081). Depreciation and amortization expenses amounting to TL 4,159,469 (31 December 2022: TL 4,643,060) are recognized in cost of revenues. As at 31 December 2023, a right of use assets amounting to 1,327,438 TL has been classified as assets held for sale. (Note 41)

60

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

17.	Other assets

Other non-current assets	31 December 2023	31 December 2022
Advances given for property, plant and equipment	3,377,893	4,166,670
Deposits and guarantees given	599,170	616,999
Prepaid expenses	373,192	441,306
VAT receivable	80,015	83,484
Others	154	59,711
	4,430,424	5,368,170

Other current assets	31 December 2023	31 December 2022
VAT receivable	1,230,366	964,020
Prepaid expenses	1,070,710	753,825
Prepaid taxes	393,101	736,357
Blocked deposits	784,789	267,909
Receivables from the Ministry of Transport and Infrastructure of Turkiye	75,895	226,948
Advances given to suppliers	100,233	185,518
Receivables from tax office	116,912	3,137
Others	103,767	52,928
	3,875,773	3,190,642

61

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2023 and 2022 are attributable to the following:

	Assets		Liabilities		Net
	2023	2022	2023	2022	2023	2022
Property, plant and equipment and intangible assets	1,352,654	1,081,120	(7,085,009)	(12,513,875)	(5,732,355)	(11,432,755)
Derivative instruments	38,805	49,808	(617,192)	(902,064)	(578,387)	(852,256)
Reserve for defined benefit plans and provisions	1,413,779	750,939	(29,350)	(12,763)	1,384,429	738,176
Tax losses carried forward	1,638,003	3,812,018	-	-	1,638,003	3,812,018
Tax allowances	577,944	159,793	-	(1,089)	577,944	158,704
Other assets and liabilities (*)	1,718,830	1,713,733	(165,879)	(396,290)	1,552,951	1,317,443
Deferred tax assets/(liabilities)	6,740,015	7,567,411	(7,897,430)	(13,826,081)	(1,157,415)	(6,258,670)
Offsetting	(5,611,266)	(4,834,998)	5,611,266	4,834,998	-	-
Net deferred tax assets/(liabilities)	1,128,749	2,732,413	(2,286,164)	(8,991,083)	(1,157,415)	(6,258,670)

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities’ deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2023 and 2022 were as follows:

	2023	2022
Opening balance, net	(6,258,670)	(9,005,440)
Income statement charge	5,358,950	3.649.805
Tax charge relating to components of other comprehensive income	1,136,598	297,112
Transferred to assets held for sale (Note 41)	(1,315,876)	-
Exchange differences	(78,417)	(1.200.147)
Closing balance, net	(1,157,415)	(6,258,670)

The Group did not recognize deferred income tax assets of TL 8,533,187 (31 December 2022: TL 11,979,388) in respect of tax losses amounting to TL 1,815,562 (31 December 2022: TL 2,304,900) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2024	1,120,896
2025	3,893,414
2026	153,032
2027	2,181,097
2028	595,424
2030	247,881
2031	308,009
Indefinite	33,434
Total	8,533,187

62

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

19.	Trade receivables

	31 December 2023	31 December 2022
Receivables from subscribers	6,950,428	6,422,491
Undue assigned contracted receivables	624,799	856,167
Accounts and notes receivable	3,350,418	3,703,559
	10,925,645	10,982,217

Trade receivables are shown net of provision for impairment amounting to TL 557,641 as at 31 December 2023 (31 December 2022: TL 1,021,775). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 1,027,834 and TL 729,153 at 31 December 2023 and 2022, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 233,429 (31 December 2022: TL 327,285) is presented under non-current trade receivable amounted to TL 325,862 (31 December 2022: TL 492,274).

20.	Receivables from financial services

	31 December 2023	31 December 2022
Non-current receivables from financial services	593,550	469,830
Current receivables from financial services	5,842,112	5,399,259
	6,435,662	5,869,089

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

The Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

63

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

21.	Contract assets

	31 December 2023	31 December 2022
Non-current contract assets	101,281	110,487
Current contract assets	3,191,739	3,112,465
	3,293,020	3,222,952

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group’s right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22.	Inventories

As of 31 December 2023, inventories amounting to TL 540,507 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2022: TL 494,988).

23.	Cash and cash equivalents

	31 December 2023	31 December 2022
Cash in hand	335	591
Banks	50,025,071	42,823,111
- Demand deposits	4,215,677	3,598,726
- Time deposits	45,809,394	33,120,932
- Receivables from reverse repo	-	6,103,453
Impairment loss provision	(46,690)	(47,542)
	49,978,716	42,776,160

As of 31 December 2023, the average effective interest rates of TL, USD, EUR and RMB time deposits are 42,2%, 4,1%, 3,7% and 0,7% (31 December 2022: 22.8%, 2.4%, 2.6% and 0.3%) respectively.

As of 31 December 2023, average maturity of time deposits is 39 days (31 December 2022: 22 days).

As of 31 December 2023, there is no receivables from reverse repo. As of 31 December 2022, the effective interest rates of USD and EUR receivables from reverse repo are 3.0% and 2.8% respectively and average maturity of receivables from reverse repo is 23 days.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December 2023	31 December 2022
Cash and cash equivalents	49,978,716	42,776,160
Interest accrual of cash and cash equivalents	(171,284)	(33,956)
Asset held for sale	4,017,443	-
Total	53,824,875	42,742,204

64

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.	Financial assets

The details of financial assets as of 31 December 2023 and 2022 are as follows:

	31 December 2023		31 December 2022
	Non-current	Current	Non-current	Current
Amortized cost	-	-	-	1,233,597
- Time deposits with maturity of more than three months	-	-	-	1,233,597
Fair value through profit or loss	541,490	8,869,828	426,147	6,648,418
- Currency protected time deposits (**)	-	8,869,828	-	6,648,418
- Investment funds (***)	541,490	-	426,147	-
Fair value through other comprehensive income	106,023	-	3,049,667	-
- Listed debt securities (*)	106,023	-	3,049,667	-
	647,513	8,869,828	3,475,814	7,882,015

(*) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

(**) In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks’ balance sheets, the foreign currency protected deposit and participation account (“CPTD”) scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye (“MoTF”). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 190,356 and EUR 85,000 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

	Fair Values
	31 December 2023	31 December 2022	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	106,023	3,049,667	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	82,311	32,925	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	8,869,828	6,648,418	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	459,179	393,222	Level 3	Pricing models based on discounted cash flow
	9,517,341	10,124,232

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.	Financial assets (continued)

As of 31 December 2023, and 2022, the notional and fair value amounts of listed debt securities are as follows:

31 December 2023
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	73,426	106,023	Indefinite
Total listed debt securities		106,023

31 December 2022
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
EUR	24,000	777,764	16 February 2026
EUR	15,000	459,852	8 July 2027
EUR	5,000	164,732	11 April 2023
USD	3,700	120,802	31 March 2025
USD	21,000	644,610	14 July 2023
USD	18,000	508,090	25 March 2027
USD	5,000	161,123	13 November 2025
USD	3,000	92,001	25 January 2023
USD	1,000	30,549	10 August 2024
USD	50,000	90,144	Indefinite
Total listed debt securities		3,049,667

As of 31 December 2023 and 2022, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2023
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	1,191,635	1,732,409	22 February 2024
TL	1,071,635	1,722,282	26 February 2024
TL	955,742	1,155,750	27 February 2024
TL	599,368	715,056	26 April 2024
TL	972,020	499,665	10 May 2024
TL	207,853	418,545	12 February 2024
TL	700,000	778,068	28 February 2024
TL	428,045	474,316	31 July 2024
TL	269,857	325,875	16 August 2024
TL	274,462	323,482	28 August 2024
TL	229,780	253,153	02 October 2024
TL	140,639	170,242	01 April 2024
TL	94,501	150,592	15 April 2024
TL	94,501	150,393	24 October 2024
Total currency protected time deposits		8,869,828

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.	Financial assets (continued)

31 December 2022
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	1,564,478	2,037,015	10 May 2023
TL	1,160,181	1,565,557	27 February 2023
TL	1,155,113	1,351,781	15 August 2023
TL	719,717	842,611	16 August 2023
TL	379,577	493,978	11 May 2023
TL	305,578	357,476	02 October 2023
Total currency protected time deposits		6,648,418

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2023	31 December 2022	31 December 2021
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	149,602	(121,999)	(192,475)
Related to financial assets, tax effect	(5,514)	35,988	38,164
	144,088	(86,011)	(154,309)

25.	Equity

Share capital

As at 31 December 2023, share capital represents 2,200,000,000 (31 December 2022: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2023		31 December 2022
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total	100	2,200,000	100	2,200,000

Inflation adjustment to share capital		30,134,546		30,134,546
Inflation adjusted capital		32,334,546		32,334,546

As at 31 December 2023, total number of shares pledged as security is 995,509 (2022: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

25.	Equity (continued)

Legal reserves (continued)

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2023, the Company purchased 1,000,000 of its shares on-market with prices ranging from full TL 33.46 to full TL 34.00. The buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Treasury shares are recognized by deducting from equity.

Dividends

Turkcell:

At the General Assembly held on 13 September 2023, it was decided to distribute gross TL (2,484,979) part of the distributable profit of the Company for the year ended 31 December 2022 to the shareholders on 20 December 2023 in cash, as 1.0272 gross for each share with a nominal value of 1 TL. The amount was paid to the shareholders on the relevant date (31 December 2022: TL (2,391,534)).

26.	Earnings per share

	2023	2022	2021
Numerator:
Profit attributable to owners of the Company	12,553,996	6,880,436	7,135,436
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	5.75	3.15	3.27

Numerator:
Profit from continuing operations attributable to owners of the Company	10,584,322	6,038,066	6,416,709
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	4.85	2.77	2.94

	2023	2022	2021
Numerator:
Profit attributable to owners of the Company	1,969,674	842,370	718,727
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.90	0.39	0.33

(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

27.	Other non-current liabilities

	31 December 2023	31 December 2022
Liabilities to BeST investment agreement (*)	1,027,057	1,093,001
Consideration payable in relation to the acquisition of Boyut Enerji	-	5,396
Deferred revenue	86,411	8,194
	1,113,468	1,106,591

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 2,943,820 as of 31 December 2023) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027- 2032.

28.	Loans and borrowings

Long-term borrowings	31 December 2023	31 December 2022
Unsecured bank loans	25,494,990	25,793,259
Secured bank loans	3,950,491	3,775,341
Lease liabilities	1,655,783	3,595,270
Debt securities issued	26,845,384	28,021,429
	57,946,648	61,185,299

Short-term borrowings
Unsecured bank loans	19,569,422	21,207,113
Secured bank loans	773,762	1,393,368
Lease liabilities	771,805	1,438,923
Debt securities issued	5,022,572	3,512,682
	26,137,561	27,552,086

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Export kredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. Under this agreement as of 31 December 2023, the Company has used loans of USD 4,819, USD 25,889 and USD 9,110 on 24 February 2023, 22 May 2023, and 7 September 2023, respectively, at a fixed annual interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020, and extended on 7 August 2023. As of 31 December 2023, under this agreement, the Company has used EUR 28,900, EUR 36,603, EUR 26,854, and EUR 40,675 loans on 8 February 2023, 29 May 2023, 21 June 2023, 6 September 2023, 25 October 2023, 28 November 2023, and 27 December 2023, respectively, with an interest rate of 6M Euribor+2.29%, and CNY 42,073, CNY 47,600, and CNY 36,000 loans on 6 September 2023, 25 October 2023, and 28 November 2023, respectively, with an annual interest rate of 5.15%.

Under CMB approval taken by The Company on 28 April 2023 for issuance of debt securities to TL 8,000,000, the Company has issued debt securities on 8 May 2023, 1 August 2023, 9 August 2023, and 11 August 2023, respectively, amounting 330,000 TL, 500.000 TL, 530.000 TL and 700.000 TL with the maturity of 9 August 2023, 31 January 2024, 8 February 2024, and 9 February 2024. As of 31 December 2023, the remained limit is 5,939,680 TL from 8,000,000 TL specified total limit.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

28.	Loans and borrowings (continued)

Turkcell Ödeme has issued management agreement based lease certificates, each with a maturity of between 3 and 4 months, for a total amount of 1,680,000 TL on various dates between February 2023 and December 2023.

Within the scope of the approval Turkcell Superonline received from the CMB on 25 August 2022, for the issuance of lease certificates up to TL 1,000,000, in addition to the TL 400,000 issued in 2022, through Halk Varlık Kiralama on various dates between January 2023 and May 2023. A total of TL 600,000 worth of lease certificates were issued, each with a maturity of 3 months. All of these issued lease certificates have been repaid as of 30 September 2023.

In addition, on 21 June 2023, Turkcell Superonline, within the framework of the capital markets legislation, rented up to 1,000,000 TL, in Turkish Lira, based on a management contract, to be sold to private and/or qualified investors without public offering, domestically, in different amounts and time periods. It received CMB approval again for the issuance of certificates, valid for 1 year. Within the scope of the said approval, a total of 1,000,000 TL worth of lease certificates, each with a maturity of 3/4 months, were issued through Halk Varlık Kiralama on various dates between July 2023 and December 2023. On 21 December 2023, within the framework of capital markets legislation, 1 year for the issuance of lease certificates based on management contracts, up to 3,000,000 TL, in Turkish Lira, to be sold domestically, in different amounts and time periods, to private and/or qualified investors without public offering. It received CMB approval again, valid for a period of time.

Turkcell Finansman A.S issued a total of TL 925,000 corporate bonds, with maturities between 91 and 182 days on various dates between March and December. As of 31.12.2023, TL 825,000 issuance limit remained from the TL 1,000,000 limit in December.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

28.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2023			31 December 2022
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2024-2028	Euribor+2.0%- Euribor+4.0%	25,815,920	2023-2028	Euribor+2.0%- Euribor+2.3%	22,530,691
Unsecured Bank Loans	TRY	Fixed	2024-2025	11.5%-58.9%	11,942,103	2023	12.4%-38.0%	12,822,981
Unsecured Bank Loans	USD	Floating	2024-2028	Sofr 2.2%	4,483,145	2023-2026	Libor+1.7%-Libor+2.2%	6,561,767
Unsecured Bank Loans	UAH	Fixed	-	-	-	2023-2024	10.0%-21.0%	2,354,892
Unsecured Bank Loans	CNY	Fixed	2024-2028	5.2%-5.5%	2,261,585	2023-2028	3.7%-5.5%	2,446,988
Unsecured Bank Loans	EUR	Fixed	2024	6.0%	345,431	-	-	-
Unsecured Bank Loans	USD	Fixed	2024-2026	2.6%	200,371	2023-2026	2.6%	283,053
Unsecured Bank Loans	BYR	Fixed	2024	14.0%	15,857	-	-	-
Secured bank loans	USD	Fixed	2024-2033	1.5%-3.8%	3,872,474	2023-2032	1.5%-3.8%	3,491,611
Secured bank loans	USD	Floating	2024-2028	Sofr+0.6% & Libor+1.6%	851,779	2023-2028	Libor+0.6% - Libor+1.6%	1,075,688
Secured bank loans	UAH	Fixed	-	-	-	2023	16.4%-19.5%	601,410
Debt securities issued	USD	Fixed	2024-2028	5.8%	28,430,710	2023-2028	5.8%	29,680,889
Debt securities issued	TRY	Fixed	2024	29.5%-45.0%	3,437,246	2023	20.3%-25.5%	1,853,222
Lease liabilities	TRY	Fixed	2024-2057	9.8%-45.0%	1,569,795	2023-2048	9.8%-45.0%	1,989,791
Lease liabilities	UAH	Fixed	-	-	-	2023-2071	7.6%-47.7%	1,892,521
Lease liabilities	EUR	Fixed	2024-2034	1,0%-11,0%	407,907	2023-2034	1,0%-10,3%	510,252
Lease liabilities	BYN	Fixed	2024-2037	10,8%-20,0%	415,560	2023-2037	11.5%-20.0%	509,575
Lease liabilities	USD	Fixed	2024-2052	3,9%-11,6%	34,326	2023-2052	3.9%-11.5%	132,054

					84,084,209			88,737,385

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

29.	Employee benefits

	31 December 2023	31 December 2022
Defined benefit plans provision	1,684,487	2,621,135
Unused vacation provision	367,838	328,351
	2,052,325	2,949,486

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2023	2022
Balance at 1 January	2,621,135	1,391,572
Service cost	352.454	164.086
Past service cost	3,821	3,574
Remeasurements	149,757	1,824,873
Interest expense	162,917	185,615
Benefit payments	(564,023)	(111,268)
Inflation adjustment	(1,041,575)	(837,317)
Balance at 31 December	1,684,487	2,621,135

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2023	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1)%	17.0%	17.2%	(14.4)%
Impact on provision for defined benefit plans	(237,007)	286,194	290,406	(243,240)

31 December 2022	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4)%	16.3%	16.5%	(13.8)%
Impact on provision for defined benefit plans	(403,655)	498,016	495,395	408,897

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 75,500 and TL 105,964 in relation to the defined contribution retirement plan for the years ended 31 December 2023 and 2022 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. As of 31 December 2023, the Group recognized expenses of TL 201,136 regarding this plan (31 December 2022: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

30.	Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2023 and 2022. The amount of deferred revenue is TL 248,003 and TL 214,040 as at 31 December 2023 and 2022, respectively.

31.	Contract liabilities

	31 December 2023	31 December 2022
Long-term contract liabilities	1,193,665	1,248,479
Short-term contract liabilities	1,312,519	1,401,669
	2,506,184	2,650,148

Contract liabilities primarily consists of right-of-use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 1,401,669 (2022: TL 1,507,988).

The following table shows unsatisfied performance obligation result as of 31 December 2023;

	31 December 2023	31 December 2022
Telecommunications service	1,844,463	2,448,063
Equipment revenues	849,574	1,748,473
	2,694,037	4,196,536

Management expects that 52% of the transaction price allocated to the unsatisfied contracts as of 31 December 2023 will be recognized as revenue during 2024. The remaining 48% will be recognized in next years.

32.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2023	78,585	1.517.618	1,596,203
Provisions recognized	124,582	72.557	197.139
Payments	-	(22.631)	(22.631)
Unwinding of discount	-	110.868	110.868
Transfers to current provisions	(46,026)	-	(46.026)
Remeasurements	-	272.955	272.955
Effect of changes in exchange rates	-	204.532	204.532
Transfers to asset held for sale	-	(204.056)	(204.056)
Inflation adjustment	(46,544)	(683.005)	(729.549)
Balance at 31 December 2023	110,597	1.268.838	1.379.435

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

32.	Provisions (continued)

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2022	53,219	1,613,569	1,666,788
Provisions recognized	88,180	19,735	107,915
Payments	-	(11,732)	(11,732)
Unwinding of discount	-	133,295	133,295
Transfers to current provisions	(34,320)	-	(34,320)
Remeasurements	-	401,443	401,443
Effect of changes in exchange rates	-	42,431	42,431
Inflation adjustment	(28,494)	(681,123)	(709,617)
Balance at 31 December 2022	78,585	1,517,618	1,596,203

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2023	52,515	1,189,764	1,242,279
Provisions recognized	512,039	2,657,049	3,169,088
Payments	(23,591)	(1,482,378)	(1,505,969)
Transfers from non-current provisions	46,026	-	46,026
Transfers to asset held for sale	(10,015)	(175,440)	(185,455)
Effect of changes in exchange rates	91	38,274	38,365
Inflation adjustment	(127,135)	(701,656)	(828,791)
Balance at 31 December 2023	449,930	1,525,613	1,975,543

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2022	181,407	1,371,334	1,552,741
Provisions recognized	(173)	1,767,229	1,767,056
Payments	(101,687)	(1,357,306)	(1,458,993)
Transfers from non-current provisions	34,320	-	34,320
Remeasurements	-	-	-
Effect of changes in exchange rates	-	3,995	3,995
Inflation adjustment	(61,352)	(595,488)	(656,840)
Balance at 31 December 2022	52,515	1,189,764	1,242,279

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

33.	Trade and other payables

Short-term trade and other payables	31 December 2023	31 December 2022
Payables to suppliers	12,675,253	11,366,718
Taxes payable	2,730,809	2,649,751
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	1,760,603	1,625,498
Accrued selling and marketing expenses	166,799	317,188
Payables related with donation	1,750,000	-
Others	1,522,760	1,059,286
	20,606,224	17,018,441

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

34.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2023 and 2022 are attributable to the following:

	31 December 2023		31 December 2022
	Assets	Liabilities	Assets	Liabilities
Held for trading	607,509	313,805	1,308,954	215,974
Derivatives used for hedge accounting	1,305,395	48,609	1,977,016	35,314
Total	1,912,904	362,414	3,285,970	251,288

At 31 December 2023, short-term derivative assets of TL 2,044,765 also include a net accrued interest income of TL 131,860 and the short-term derivative liabilities of TL 354,370 also includes a net accrued interest expense of TL 8,044.

At 31 December 2022, the short-term derivative assets of TL 3,348,871 also include a net accrued interest expense of TL 62,901 and the short-term derivative liabilities of TL 253,894 also includes a net accrued interest income of TL 2,606.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2023 and 2022 are as follows:

	31 December 2023		31 December 2022
Currency	Notional value in original currency	Fair value	Notional value in original currency	Fair value	Maturity date	Hedge ratio	Change in intrinsic value of outstanding hedging instruments since 1 January 2023	Change in intrinsic value of outstanding hedging instruments since 1 January 2022
Participating cross currency swap contracts
EUR Contracts	167,000	259,289	233,600	334,517	October 2025	01:01	(4,216)	(12,009)
EUR Contracts	38,057	24,514	50,711	88,338	April 2026	01:01	(192)	(288)
USD Contracts	124,186	566,902	165,478	924,346	April 2026	01:01	(672)	16,578
Cross currency swap contracts
RMB Contracts	81,162	309,793	108,148	423,372	April 2026	01:01	132,184	121,601
Interest rate swap contracts
USD Contracts	90,135	96,288	120,105	171,129	April 2026	01:01	-	-
Derivatives used for hedge accounting		1,256,786		1,941,702

EUR 191,036 (2022: EUR 269,624) participating cross currency swap contracts includes TL 998,716 (2022: TL 1,967,883) guarantees after the CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2023 and 2022 are as follows:

	31 December 2023			31 December 2022
Currency	Notional value in original currency	Fair value	Maturity	Notional value in original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	8,000	185,107	November 2025	18,858	400,871	March 2023 - November 2025
RMB Contracts	19,425	71,036	April 2026	25,883	94,715	April 2026
Currency forward contracts
USD Contracts	334,900	(123,348)	March 2024	377,435	12,643	January 2022 - March 2022
EUR Contracts	10,000	(19,906)	January 2024	26,900	47,288	February 2023 - April 2023
FX swap contracts
USD Contracts	353,972	(148,612)	February 2024	357,451	(6,558)	January 2023
RMB Contracts	-	-	-	148,422	3,071	January 2023
Participating cross currency swap contracts
USD Contracts	18,000	72,504	November 2025	27,000	123,664	November 2025
EUR Contracts	40,060	251,073	April 2026	53,380	418,589	April 2026
Interest rate swap contracts
USD Contracts	64,655	23,711	April 2026	53,380	(1,303)	April 2026
TL Contracts	600,000	(17,861)	October 2026	-	-	-
Derivatives held for trading		293,704			1,092,980

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

Since the bid-ask spread is observable input; in the valuation of participating cross currency swap contracts, bid prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2023 and 2022 are stated below, and participating cross currency swap contracts are transferred to level 2 as of 31 December 2023.

	31 December 2023	31 December 2022
Opening balance	1,889,454	2,839,699
Cash flow effect	(2,206,436)	(2,203,493)
Total gain/loss:
Gains recognized in profit or loss	2,275,339	2,362,553
Inflation adjustments	(784,075)	(1,109,305)
Transferred to Level 2	(1,174,282)	-
Closing balance	-	1,889,454

As of 31 December 2023, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 167,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 24,036 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 340,544 as collateral (31 December 2022: TL 11,092,846) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 309,884 as collateral to the bank (31 December 2022: TL 10,094,130) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 998,716 (31 December 2022: 1,967,883) that it recognizes under the borrowings and intends to pay according to the net fair value, this amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2023, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 2,870,371 (31 December 2022: TL 5,062,399), TL 181,260 (31 December 2022: TL (5,674) and TL 30,371,295 (31 December 2022: TL 29,519,970) respectively.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 10,097 as of 31 December 2023. The after tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2022.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 9,882 as of 31 December 2023. The after tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 320,008 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognized under “hedges of net investments in foreign operation” in the statement of other comprehensive income of 2022 in the scope of net investment hedge amounted to TL (1,161,222) (2022: TL (80,795))

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2023
Participating cross currency swap contracts	(51,444)	12,874	555,829	572,421
Cross currency swap contracts	138,039	129,023	(7,670)	(8,685)
Cash Flow sensitivity (net)	86,595	141,897	548,159	563,736

31 December 2022
Participating cross currency swap contracts	(61.841)	(41.299)	1.245.373	1.297.102
Cross currency swap contracts	106.742	389.418	389.587	339.632
Cash Flow sensitivity (net)	44,701	348,119	1,639,960	1,636,734

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

	Notes	31 December 2023	31 December 2022
Trade receivables	19	11,251,507	11,474,491
Contract assets	21	3,293,020	3,222,952
Receivables from financial services	20	6,435,662	5,869,089
Cash and cash equivalents (*)	23	49,978,381	42,775,569
Derivative financial instruments	34	2,044,765	3,348,871
Other current & non-current assets (**)	17	703,180	694,136
Financial assets at amortized cost	24	-	1,233,597
Financial assets at fair value through profit or loss	24	9,411,318	7,074,565
Financial assets at fair value through other comprehensive income	24	106,023	3,049,667
Due from related parties		171,373	125,967
		83,395,229	78,868,904

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2023 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	71,631,176	834,801	194,114	129,960	94,004	74,345	859,148	293,438	160,786	74,271,772
Loss Allowance	79,942	14,424	8,940	6,611	6,789	7,294	184,182	208,805	88,238	605,225

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties,

As of 31 December 2023, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 58,761,624. TL 58,617,700 of the balance is included within not due total with a total loss allowance of TL 34.610. Total overdue balance associated with these assets amounts to TL 143,924.

Contract assets at 31 December 2023	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	3,296,409	-	-	-	-	-	-	-	-	3,296,409
Loss Allowance	3,389	-	-	-	-	-	-	-	-	3,389

Other assets from financial services at 31 December 2023 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	5,869,236	451,234	83,488	21,403	26,123	9,133	113,693	2,070	6,234	6,582,614
Loss Allowance	33,483	3,480	1,290	1,491	10,315	4,721	83,877	2,063	6,232	146,952

(**) Other Assets includes trade receivables and subscriber receivables from financial services,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 31 December 2022 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	67,227,170	620,561	293,019	141,299	119,245	154,017	1,358,963	572,029	381,413	70,867,716
Loss Allowance	217,408	9,277	9,028	7,846	9,679	12,671	320,263	316,400	188,281	1,090,853

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties,

Contract assets at 31 December 2022	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	3,235,056	-	-	-	-	-	-	-	-	3,235,056
Loss Allowance	12,104	-	-	-	-	-	-	-	-	12,104

Other assets from financial services at 31 December 2022 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	5,478,565	297,465	52,668	20,849	28,344	11,305	115,498	3,627	8,927	6,017,248
Loss Allowance	33,009	2,969	603	323	11,610	5,938	81,167	3,612	8,928	148,159

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2023
	Contract Assets	Other Assets
Opening balance	12,104	1,090,853
Provision for impairment recognized during the year	4,942	1,194,467
Amounts collected	-	(291,843)
Receivables written off during the year as uncollectible	-	(952,307)
Assets held for sale		(89,251)
Effect of changes in exchange rates		72,226
Inflation adjustment	(13,657)	(418,920)
Closing balance	3,389	605,225

	31 December 2022
	Contract Assets	Other Assets
Opening balance	16,893	1,725,936
Provision for impairment recognized during the year	2,123	1,006,101
Amounts collected	-	(383,034)
Receivables written off during the year as uncollectible	-	(654,365)
Effect of changes in exchange rates	-	40,674
Inflation adjustment	(6,912)	(644,459)
Closing balance	12,104	1,090,853

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December 2023	31 December 2022
Opening balance	148,159	249,272
Provision for impairment recognized during the year	161,574	169,873
Amounts collected	(83,591)	(113,112)
Receivables transferred with receivables transfer contract (*)	(6,755)	(60,942)
Inflation adjustment	(72,435)	(96,932)
Closing balance	146,952	148,159

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and

-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2023							31 December 2022
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	4,724,253	(6,237,895)	(1,147,106)	(436,679)	(852,531)	(2,356,083)	(1,445,496)	5,168,709	(5,974,716)	(1,015,215)	(400,352)	(783,620)	(2,171,728)	(1,603,801)
Unsecured bank loans	45,064,412	(49,785,432)	(13,743,381)	(7,383,064)	(11,507,099)	(17,151,888)	-	47,000,370	(51,443,715)	(14,624,311)	(8,071,932)	(7,441,277)	(18,517,855)	(2,788,340)
Debt securities issued	31,867,956	(37,314,608)	(4,408,598)	(818,467)	(15,436,413)	(16,651,130)	-	31,534,111	(38,976,944)	(2,824,636)	(856,600)	(1,713,198)	(17,921,121)	(15,661,389)
Lease liabilities	2,427,588	(4,225,712)	(669,746)	(544,316)	(693,147)	(1,292,253)	(1,026,250)	5,034,195	(8,545,826)	(1,273,149)	(960,925)	(1,513,561)	(2,403,083)	(2,395,108)
Trade and other payables (*)	13,785,953	(13,840,042)	(12,622,496)	-	(990,527)	-	(227,019)	11,423,268	(11,918,822)	(11,681,227)	-	-	-	(237,595)
Due to related parties	590,785	(852,565)	(814,228)	-	(38,337)	-	-	399,156	(551,742)	(551,742)	-	-	-	-
Consideration payable in relation to acquisition of BeST and Boyut Enerji (Note 27)	1,027,057	(2,958,394)	-	-	(14,574)	(287,636)	(2,656,184)	1,098,399	(3,096,343)	-	-	(15,370)	(179,204)	(2,901,769)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	354,370	(180,189)	293,138	(54,216)	(160,366)	(258,745)	-	248,682	575,387	111,291	103,870	157,201	203,595	(570)
Buy	-	(24,379,548)	(22,325,369)	(191,680)	(351,830)	(1,510,669)	-	-	(18,318,639)	(17,168,992)	(1,549,824)	192,527	222,079	(14,429)
Sell	-	24,199,359	22,618,507	137,464	191,464	1,251,924	-	-	18,894,026	17,280,283	1,653,694	(35,326)	(18,484)	13,859

TOTAL	99,842,374	(115,394,837)	(33,112,417)	(9,236,742)	(29,692,994)	(37,997,735)	(5,354,949)	101,906,890	(119,932,721)	(31,858,989)	(10,185,939)	(11,309,825)	(40,989,396)	(25,588,572)

(*) Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2023
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	156,278	75,622	-
Due from related parties - current	1,059	-	-
Trade receivables and contract assets	11,566	15,857	-
Other current assets	2,340	3,184	56
Cash and cash equivalents	534,318	639,362	257,156
	705,630	734,036	257,212
Foreign currency denominated liabilities
Loans and borrowings - non-current	(234,458)	(631,844)	(473,134)
Debt securities issued - non-current	(911,923)	-	-
Lease obligations - non-current	(1,063)	(9,425)	-
Other non-current liabilities	(34,889)	-	-
Loans and borrowings - current	(85,119)	(201,955)	(75,635)
Debt securities issued - current	(53,853)	-	-
Lease obligations - current	(103)	(3,097)	-
Other current liabilities	(848)	(2,160)	-
Trade and other payables - current	(134,540)	(87,414)	(323,677)
Due to related parties	(5,870)	-	-
	(1,462,666)	(935,895)	(872,446)

Financial liabilities defined as hedging instruments	10,097	329,890	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	361,971	(325,000)	100,586
Currency forward contracts	601,360	10,000	-
Net exposure	216,392	(186,969)	(514,648)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2022
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	167,157	115,995	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	25,125	22,977	-
Other current assets	14,580	6,455	9,057
Cash and cash equivalents	393,932	557,380	194,430
	600,934	702,818	203,487
Foreign currency denominated liabilities
Loans and borrowings - non-current	(275,615)	(565,765)	(404,695)
Debt securities issued - non-current	(909,499)	-	-
Lease obligations - non-current	(1,210)	(12,474)	-
Other non-current liabilities	(35,476)	-	-
Loans and borrowings - current	(94,765)	(180,091)	(149,310)
Debt securities issued - current	(53,862)	-	-
Lease obligations - current	(3,076)	(3,060)	-
Other current liabilities	(886)	(5,156)	-
Trade and other payables - current	(109,401)	(17,514)	(369,627)
	(1.483.790)	(784.060)	(923.632)

Financial liabilities defined as hedging instruments	13,763	302,482	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	376,307	(355,000)	282,453
Currency forward contracts	539,263	(150)	-
Net exposure	46,477	(133,910)	(437,692)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2023 and 31 December 2022 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2023
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	632,650	(632,650)	-	-
2- Hedged portion of USD risk (-)	-	-	(29,724)	29,724
3- USD net effect (1+2)	632,650	(632,650)	(29,724)	29,724

4- EUR net asset/liability	(611,666)	611,666	-	-
5- Hedged portion of EUR risk (-)	-	-	(32,190)	32,190
6- EUR net effect (4+5)	(611,666)	611,666	(32,190)	32,190

7- Other foreign currency net asset/liability (RMB)	(212,097)	212,097	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,477	(1,477)
9- Other foreign currency net effect (7+8)	(212,097)	212,097	1,477	(1,477)
Total (3+6+9)	(191,113)	191,113	(60,437)	60,437

31 December 2022
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	143,194	(143,194)	-	-
2- Hedged portion of USD risk (-)	-	-	(41,745)	41,745
3- USD net effect (1+2)	143,194	(143,194)	(41,745)	41,745

4- EUR net asset/liability	(439,858)	439,858	-	-
5- Hedged portion of EUR risk (-)	-	-	(42,380)	42,380
6- EUR net effect (4+5)	(439,858)	439,858	(42,380)	42,380

7- Other foreign currency net asset/liability (RMB)	(193,324)	193,324	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	2,636	(2,636)
9- Other foreign currency net effect (7+8)	(193,324)	193,324	2,636	(2,636)
Total (3+6+9)	(489,988)	489,988	(81,488)	81,488

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Interest rate risk

As at 31 December 2023 and 2022 the interest rate profile of the Group’s variable rate interest-bearing financial instruments are as follows:

		31 December 2023		31 December 2022
		Effective		Effective
		Interest	Carrying	interest	Carrying
	Note	Rate	Amount	rate	Amount
Variable rate instruments
USD floating rate loans	28	3.9%	(5,334,924)	3.2%	(7,637,455)
EUR floating rate loans	28	2.1%	(25,815,920)	2.2%	(22,530,691)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2023 and 2022:

	Profit or (loss)		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2023
Variable rate instruments (financial liability)	3,785,019	(3,785,019)	-	-
Cash flow sensitivity (net)	3,785,019	(3,785,019)	-	-
31 December 2022
Variable rate instruments (financial liability)	(519,385)	519,385	-	-
Cash flow sensitivity (net)	(519,385)	519,385	-	-

Fair value

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis. The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

	Fair value at			Inputs
	31 December 2023	31 December 2022	Unobservable Inputs	31 December 2023	31 December 2022	Relationship of unobservable inputs to fair value
Contingent consideration	-	1,249,409	Risk-adjusted discount rate	-	6.8%-8.0%	An increase/decrease in the discount rate by 100 bps would change FV by TL (51,092) and TL 55,485, respectively.

			Expected settlement date	-	in instalments between 2026-2032	If expected settlement date extended/shortened by 1-year, FV would change by TL (53,167) and TL 57,145, respectively.

Changes in the consideration payable in relation to acquisition of BeST for the years ended 31 December 2023 and 31 December 2022 are stated below:

	31 December 2023	31 December 2022
Opening balance	-	2,052,399
Losses recognized in profit or loss	-	(1,249,409)
Inflation adjustment	-	(802,990)
Closing balance	-	-

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2023 and 31 December 2022; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 December 2023:
Bank loans	37,558,519	35,724,400
Debt securities	28,430,710	27,828,939

	Carrying amount	Fair value
As at 31 December 2022:
Bank loans	37,733,566	35,349,818
Debt securities	29,680,889	27,307,857

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.	Financial instruments (continued)

Fair values (continued)

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

36.	Guarantees and purchase obligations

At 31 December 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 5,059,847 (31 December 2022: TL 6,471,418). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 17,891,113 at 31 December 2023 (31 December 2022: TL 16.187.804).

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than USD 100,000 equivalent to TL 2,943,820 in accordance with the agreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2023, the remaining investment commitment is amounting to USD 93,376 (TL equivalent of 2,748,824).

The Company has no resale commitment regarding to reverse repo receivables as of 31 December 2023 (31 December 2022: 6,103,453).

37.	Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of December 31, 2023.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment as per Law no. 6736, the application has rejected. The Company filed a case for the cancellation of aforementioned rejection act, this case was finalized in favor of the Company.

Thereupon the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company violated Article 6 of Law No. 4054, but not violated Article 4, due to its actions in the distribution network. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself and the case which was investigated by the first instance court and the appeal was finalized against it. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned due to application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand, three private companies filed a lawsuit against the Company in relation with this case claiming in total of TL 112,084 together with up to three times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the first instance court decided to reject the case in favor of the Company. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. After the annulment decision, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851).

As a result of the appeal, which made by the both parties, examination made by the Regional Court of Appeal, the Company's appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision. In line with the objections of the parties, the court decided to obtain an additional expert report from the same expert committee in the file. The expert additional report has been submitted to the file. The company objected to the both reports in due time. Case is pending.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the court decided to obtain an expert report from a new expert committee in accordance with both parties objections, The expert review is still ongoing. The other case is also pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company did not violated Article 4 of the Law. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply additional administrative fine amounting to TL 91,942 on the Company for 2019. Afterwards, The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. Then, a lawsuit was filed on for cancellation of the aforementioned administrative fine. A decision was made against the Company at the first instance and appeal stages. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

On 7 May 2023, the Company received the Investigation Report concerning an inquiry by the Competition Authority to determine if there has been a breach of Article 4 of Law No. 4054 on the Protection of Competition, regarding any gentlemen's agreements for the labor market. The report, which includes the viewpoints and findings of the Investigation Panel is non-binding and doesn't predetermine the Competition Board's final decision. The Company has already submitted its second written pleas addressing the findings noted in the Investigation Report to the Authority. Subsequently, a verbal defense meeting was held on 13 February 2024. The short decision was notified and the Competition Board decided to impose an administrative fine of TRY 57,301 Our payment obligation will arise after the reasoned decision of the Competition Board is written and notified to our Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations and may initiate new investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. As a result of the first investigations on the subject, ICTA decided to impose a total administrative fine of 49,170 TL for the 2013-2016/2016-2017 reporting periods. The aforementioned administrative fines were paid in 2021 with a discount of TL 36,877 (1/4) by taking advantage of the early payment discount, but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court, but the Company appealed within the time limit.

For the following period between 27 October 2017-26 October 2018, the ICTA initiated an investigation to examine whether our obligations regarding R&D, SME and/or domestic goods investments, R&D Center, R&D Projects and SMEs were fulfilled and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 46,317 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 34,738 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision.

In addition, ICTA initiated an investigation on Our Company for the periods 27 October 2019-26 October 2020 (5th Period) and 27 October 2020-26 October 2021 (6th Period) in order to examine whether our obligations regarding R&D, SME and/or domestic goods investment obligations and criteria for SMEs in the 3G Concession Agreement and 4.5G Authorisation Certificate have been fulfilled. The ICTA also decided to conduct the said inspection by merging it with the inspection previously initiated for 27 October 2018-26 October 2019 (4th Period). The information and documents requested within the scope of the investigation were submitted to the ICTA. Subsequently, penalty evaluations were made in the Investigation Report prepared by the Supervisory Board. Our written defenses regarding the Investigation Report were submitted to the ICTA on 19 January 2023. Within the scope of the investigation, a verbal defense meeting was held on 13 June 2023.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending. The investigation process of a similar issue regarding Turkcell is currently ongoing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. The investigation processes of Turkcell 3N Mobile Service Quality (3rd and 4th Term of 2020) and 3N Mobile Service Quality (1st and 3rd Term of 2021) which are similar to this investigation is currently ongoing.

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.

(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27 April 2017-31 May 2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 1 April 2010-27 April 2017 -along with the late fee from July 28, 2020- and to inform the ICTA about this matter.

(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The cases are pending. On the other hand, the amount stated to have been underpaid in the Board Decision was deposited to the Ministry's account with reservation on 18 May 2023 with a total amount of 98,333 TL together with default interest and the ICTA was informed about the payment. The investigation processes of the Turkcell and Superonline Refunds Investigations and Turkcell Refund Investigation Regarding Prepaid Lines which are similar to this investigation is currently ongoing.

Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 834 administrative fine on the Company.

95

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Sub-Agency/Dealership Investigation (continued)

Additionally, an application (IYUK 11) was made to the ICTA with request for re-evaluation and revocation of the decision and tacitly rejected by not responding in due time by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company will appeal the decision in due time.

Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on the Company, (ii) the ICTA has decided to give a warning to the Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as TL 1,262 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (IYUK 11) has been made to the ICTA with request for re-evaluation and revocation of the decision. In addition, the amount to be refunded under the aforementioned Board Decision is calculated as TL 3,036 and refund transactions were completed.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA decided to impose an administrative fine of TL 99,132 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 74,349 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision. In regard to Turkcell; although the legislative provisions of the same nature regarding subscription agreements are not examined, the examination process of open lines, subscription agreements and number portability investigation, in which the establishment of the subscription agreement is also examined, is currently ongoing. The examination process of a similar investigation about Superonline subscription agreements is also ongoing.

Investigation on Value Added Services

The ICTA initiated an investigation to examine whether the obligations imposed by the Board Decision No. 2016/DK-THD/496 and the "Procedures and Principles Regarding the Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services" have been fulfilled. As a result of this investigation, the Company was imposed an administrative fine amounting to TL 9,476 and it was decided to refund the overcharges collected from the subscribers after 30 June 2017, the effective date of the Procedures and Principles Regarding Value Added Service, to the subscribers within the framework of the relevant legislation and the Procedures and Principles to be Applied in within the framework of the relevant legislation and the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 7,107 (with 1/4 discount) by taking advantage of the early payment discount.

96

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Investigation on Value Added Services (continued)

In addition, an application was made to the ICTA for the revocation of the decision and the correction of the mistake in the refund paragraph. As a result of the application, the ICTA has corrected the mistake in the decision and notified that the said refunds must be made to the subscribers within the framework of the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The relevant teams are calculating the amount to be refunded within the scope of the Board Decision.

Investigation on Number Portability

The ICTA initiated an investigation to examine whether our obligations under the Number Portability Regulation were fulfilled after February 2018 and as a result of this audit the ICTA decided to impose an administrative fine of TL 894 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 670 (with 1/4 discount) by taking advantage of the early payment discount.

Inspection on SimCard Change

The ICTA initiated an investigation to examine whether our obligations imposed by the Board Decision No. 445 were fulfilled or not, as it was also the subject of a file of Gaziosmanpaşa Chief Public Prosecutor's Office, and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 375 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 281 (with 1/4 discount) by taking advantage of the early payment discount.

ICTA – Facility Sharing Investigation

Within the scope of the investigation initiated by the ICTA on Superonline in order to examine the compliance of the works and transactions carried out in the processes from the submission to the finalisation of the facility sharing request starting from the January 2020 period with the relevant legislation, some penalty assessments were included in the Investigation Report prepared by the Supervisory Board. Our written defenses regarding the Investigation Report were submitted to the ICTA on 2 June 2023.

ICTA – Investigation of Committed Subscriptions

Within the scope of the investigation initiated by the ICTA on Our Company in order to examine whether the obligations stipulated in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions have been fulfilled or not, the Investigation Report prepared by the Supervisory Board has been notified. It is assessed that administrative fines may be imposed for 9 different violations and for 6 of these determinations, all amounts unfairly collected from the subscribers should be refunded to the subscribers within the scope of the relevant legislation. Our written defenses regarding the Investigation Report were submitted to the ICTA on 22 January 2024.

ICTA – Investigation on Idendity Verification Regulation

Within the scope of the investigations initiated by the ICTA separately for Turkcell and Superonline due to the fact that the subscription process applied by Our Companies for the purpose of verifying the identity of the applicant for the types of transactions in the electronic communications sector within the scope of the Identity Verification Regulation (IVR) is not in compliance with the procedures in the IVR

97

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA – Investigation on Idendity Verification Regulation (continued)

It was assessed that an administrative fine of 12% could be imposed on Turkcell and Superonline within the scope of four separate violations within the scope of the relevant legislation due to the violation of the face-to-face identification verification provisions and the recording of some biometric data such during the tablet signature process in violation of the Identity Verification Regulation.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 379,519 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2023, under the account of other real operating expense (31 December 2022: TL 4,629). The results of ongoing investigations, inquiries, lawsuits, and audits may differ from the Group's assessments.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Ödeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Ödeme in the amount of TL 18,763. Turkcell Ödeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. As a result of the appeal examination made by the Regional Court of Appeal, the defendant’s appeal request was accepted and the decision of the first instance court was revoked. Within the scope of the Law No. 7440 on the Restructuring Some Receivables and Amending Some Laws, a restructuring application has been filed for the administrative fine which is the subject of the lawsuit. The administrative fine restructured by paying TL 1,443 on 31 July 2023. The court decided there is no need to make a decision regarding the essence of the case, due to waiving the case according to the Law No. 7440.

98

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Ödeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The Council of State rejected the appeal request of the Tax Office.

38.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2023 and 2022.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2023	31 December 2022	31 December 2021
Short-term benefits	393,758	337,928	297,725
Long-term benefits	2,672	3,326	3,587
Termination benefits	729	1,847	618
Share based payments	43,010	-	1,380
	440,169	343,101	303,310

The following transactions occurred with related parties:

Revenue from related parties	31 December 2023	31 December 2022	31 December 2021
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,176,788	1,110,129	-
Enerji Piyasaları İşletme A.S. (“EPIAS”)(*)	300,134	353,776	671,196
Türk Hava Yolları A.S. (“THY”) (*)	335,102	315,803	241,830
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	755,729	134,451	159,661
"Türkiye Sigorta A.Ş. (""Türkiye Sigorta"")(*)"	354,587	2,199	-
Gunes Express Havacilik A.S. (“Sun Express”) (*)	172,160	115,657	54,698
Turk Telekomunikasyon A.S. (“TT”)(*)	131,734	93,051	-
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”)(*)	89,455	95,996	130,338
TOGG	18,485	108,534	17,744
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	87,817	72,200	4,323
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	80,656	55,127	48,814
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	28,259	30,311	27,164
Turkiye Hayat ve Emeklilik A.S.(*)	34,319	27,104	35,538
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”)(*)	75,047	15,316	10,678
BIST (*)	18,075	11,269	39,120
Sofra	4,035	3,385	3,362
Other	32,632	39,517	54,370
	3,695,014	2,583,825	1,498,836

99

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.	Related parties (continued)

Related party expenses	31 December 2023	31 December 2022	31 December 2021
EPIAS (*)	902,554	3,232,571	2,736,860
Turk Telekomunikasyon A.S (*)	1,593,359	1,227,920	-
TT Mobil (*)	1,271,666	1,039,068	-
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	449,463	152,631	149
Turksat (*)	76,415	156,930	190,541
Sofra	147,485	88,059	96,300
Boru Hatlari ile Petrol Tasima A.S. (“BOTAS”) (*)	63,880	75,528	63,241
PTT (*)	84,608	46,221	46,921
Others	289,880	97,926	60,054
	4,879,310	6,116,854	3,194,066

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 December 2023 and 2022 are as follows:

	31 December 2023	31 December 2022
Banks - Time deposits (*)	31,369,567	23,362,376
Banks - Demand deposits (*)	720,613	385,761
Currency protected time deposit (**)	6,173,875	2,240,337
Receivables from reverse repo (*)	-	6,103,453
Bank borrowings	(7,064,169)	(6,789,667)
Debt securities issued	(956,914)	(589,058)
Lease liabilities	(146,028)	(206,594)
Impairment loss provision	(31,883)	(34,559)
	30,065,061	24,472,049

(*) Related balances are included in cash and cash equivalents.

(**) The Group has converted its currency deposit account in Vakifbank amounting to USD 102,941 and EUR 85,000 into currency protected TL time deposit accounts (Note 24).

As of 31 December 2023, the amounts of letters of guarantee given to the related parties is TL 333,604 (31 December 2022:TL 226,195).

Details of the time deposits at related parties as of 31 December 2023 and 2022 are as follows:

	31 December 2023	31 December 2022
Ziraat Bankasi	11,341,528	8,470,287
Halkbank	8,674,948	9,471,793
Vakifbank	8,080,071	3,301,326
Ziraat Katilim Bankasi A.S.	3,273,020	2,118,970
	31,369,567	23,362,376

100

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2023
342,372	USD	4.4%	January - February 2024	10,090,875
455,757	EUR	3.7%	January - February 2024	14,879,110
6,376,563	TL	40.7%	January 2024	6,399,582
				31,369,567

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
4,673,500	TL	12.2% - 54.4%	February - October 2024	4,964,669
1,349,880	TL	41.7% - 42.3%	January 2024	1,356,571
553,450	TL	18.8% - 55.2%	January – September 2024	555,411
104,860	TL	34.8%	February 2024	110,239
72,206	TL	28.8% - 49.8%	August 2024- April 2025	77,279

				7,064,169

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
900,000	TL	39.0% - 44.5%	January – March 2024	956,914
				956,914

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Payment Period	31 December 2023
EUR	0.3% - 3.7%	2023 - 2025	61,252
TL	12.5% - 55.25%	2023 - 2036	84,776
			146,028

Interest income from related parties:

	31 December 2023	31 December 2022	31 December 2021
Vakifbank	2,521,142	879,363	329,828
Ziraat Bankasi	401,599	360,592	304,760
Halkbank	575,333	320,371	521,864
Ziraat Katilim	175,320	64,685	1,112
Other	386	81	6,909
	3,673,780	1,625,092	1,164,473

101

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.	Related parties (continued)

Interest expense to related parties:
	31 December 2023	31 December 2022	31 December 2021
Vakifbank	719,985	532,674	55,342
Ziraat Bankasi	185,581	113,559	16,439
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	340,443	108,583	12,408
Halkbank	17,525	3,835	-
Ziraat Katilim	4,531	885	102
Other	3,277	999	358
	1,271,342	760,535	84,649

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

102

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

39.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2023 and 31 December 2022 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2023(%)	2022(%)
Turktell	Turkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Turkiye	Digitalization services and products	100	100
Dijital Egitim	Turkiye	Dijital educations	51	51
Turkcell Satis	Turkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkiye	Research and development	100	100
Turkcell Gayrimenkul	Turkiye	Property investments	100	100
Turkcell Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkiye	Consumer financing services	100	100
Turkcell Sigorta	Turkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Turkiye	Dijital agency activities	100	100
Turkcell Odeme	Turkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkiye	Cloud solutions services	100	100
Lifecell TV	Turkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Turkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Turkiye	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Turkiye	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkiye	Providing digital services and products	100	100
Beltel	Turkiye	Telecommunications investments	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Turkiye	Venture capital investment fund	100	100
W3	Turkiye	Information technology	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2023 (%)	2022(%)
TOGG	Turkiye	Electric passenger car development, production and trading activities	23	23

			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2023 (%)	2022(%)
Sofra (*)	Turkiye	Meal coupons and cards	66	33

(*)As per the decision of our Company's Board of Directors dated April 13, 2023; it has been decided on the acquisition of the 33.3% share of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. ("Sofra") by our Company's 100% owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. ("TÖHAŞ"), which has 33.3% shareholding in it, from Belbim Elektronik Para ve Ödeme Hizmetleri A.Ş., one of the other shareholders of Sofra, for TRY 762,690, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

103

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

40.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

a) Joint Ventures	31 December 2023	31 December 2022
Sofra	12,347	30,018

b) Associates
TOGG	5,857,271	3,771,069

The movement of investments accounted for using the equity method is as follows:

	31 December 2023	31 December 2022
Opening balance	3,801,087	2,264,587
Shares of profit	1,525,175	522,221
Contribution to capital increase	543,356	1,014,279
Closing balance	5,869,618	3,801,087

41.	Discontinued operations

As per the Group's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries. The sale is expected to be completed within a year from the reporting date. As of 31 December 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. The statement of profit or loss of a disposal group for the year are presented below:

	31 December 2023	31 December 2022	31 December 2021
Revenue	7,737,020	4,807,496	7,665,767
Cost of revenue	(4,763,836)	(3,441,589)	(5,436,914)
Gross profit	2,973,184	1,365,907	2,228,853

Selling and marketing expenses	(443,848)	(269,901)	(509,207)
Administrative expenses	(254,215)	(157,104)	(258,037)
Other operating income/(expense), net	192,786	92,488	(4,907)
Operating profit	2,467,907	1,031,390	1,456,702
Net finance costs / income	(206,260)	(445,090)	(695,285)
Profit before income tax	2,261,647	586,300	761,417
Tax benefit /(expense)	(291,973)	(75,069)	(42,690)
Profit/(loss) for the year from discontinued operations	1,969,674	511,231	718,727

104

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41.	Discontinued operations (continued)

The major classes of assets and liabilities of the disposal group classified as held for sale as at 31 December are, as follows:

31 December 2023
Assets
Property, plant and equipment (Note 12)	5,797,891
Right-of-use assets (Note 16)	1,327,438
Intangible assets (Note 13)	3,299,805
Trade receivables	269,898
Deferred tax assets (Note 18)	1,315,876
Inventories	53,042
Other non current asset	151,771
Financial assets at amortized cost	736,174
Cash and cash equivalents	4,017,443
Other current asset	136,432
Assets held for sale	17,105,770

Liabilities
Borrowings	4,524,403
Employee benefit obligations	34,730
Current tax liabilities	4,200
Trade and other payables	891,447
Other non current liabilities	5,337
Deferred revenue	17,804
Contract liabilities	460,244
Provisions (Note 32)	389,511
Liabilities directly associated with the assets held for sale	6,327,676

Net assets directly associated with disposal group	10,778,094

Amounts included in accumulated OCI:
Foreign currency translation reserve	6,140,191
Reserve of disposal group classified as held for sale	6,140,191

The net cash flows incurred by the disposal group are, as follows:

	31 December 2023	31 December 2022	31 December 2021
Cash flows from operating activities	4,878,305	2,501,678	1,610,120
Cash flows from financing activities	(1,842,419)	(1,920,030)	(1,143,775)
Cash flows from financing activities	(826,913)	(476,831)	(336,496)
Net cash (outflow)/inflow	2,208,973	104,817	129,849

105

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41.	Discontinued operations (continued)

Deferred tax asset related to discontinued operations

Lifecell, which is in the discontinued operation group, has recorded a deferred tax asset of TL 1,177,312 as of 31 December 2023, since it is highly unlikely to benefit from the deductible financial losses amounting to TL 6,540,624 (31 December 2022: TL 5,816,742) by making a taxable profit in the future (31 December 2022: TL 1.047.014). The mentioned financial losses are of unlimited duration. The group has used business plans for the following years when determining the amount of deferred tax assets available for use and evaluates that accumulated losses can be utilized within 4 years as of 31 December 2023.

As of 31 December 2023, sensitivity analysis conducted by reducing the key inputs of the business plans, namely the subscriber count and the forecasted revenue per subscriber, by 5%, resulted in an extended projected utilization period by one year.

42.	Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2023	(31.534.111)	(52.169.081)	(5.034.193)	(88.737.385)	3.100.189	(85.637.196)
Cash inflows	(7.824.254)	(62.689.793)	-	(70.514.047)	(7.749.663)	(78.263.710)
Cash outflows	7.367.659	59.288.115	4.121.990	70.777.764	4.756.730	75.534.494
Other non-cash movements	(15.440.923)	(22.663.080)	(5.561.514)	(43.665.517)	2.413.278	(41.252.239)
Transfer to asset held for sale		2.744.051	1.780.352	4.524.403		4.524.403
Inflation adjustment	15.563.673	25.701.123	2.265.777	43.530.573	(830.139)	42.700.434
Balance at 31 December 2023	(31.867.956)	(49.788.665)	(2.427.588)	(84.084.209)	1.690.395	(82.393.814)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets. net	Total
Balance at 1 January 2022	(36.292.848)	(55.389.833)	(7.865.357)	(99.548.038)	5.575.149	(93.972.889)
Cash inflows	(4.472.292)	(53.139.280)	-	(57.611.572)	(5.961.522)	(63.573.094)
Cash outflows	5.489.265	47.130.897	4.310.581	56.930.743	5.264.741	62.195.484
Other non-cash movements	-	-	-	-	-	-
Inflation adjustment	(12.025.739)	(15.506.487)	(4.597.576)	(32.129.802)	(2.413.270)	(34.543.073)
Balance at 31 December 2022	15.767.503	24.735.622	3.118.159	43.621.284	635.091	44.256.375

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

43.	Subsequent events

Turkcell Superonline, a 100% subsidiary of the Group, issued lease certificates in the amount of TL 300,000 with a maturity of 18 April 2024 on 10 January 2024 and in the amount of TL 300,000 with a maturity of 29 May 2024 on 14 February 2024.

Turkcell Ödeme, a 100% subsidiary of the Group, issued a lease certificate in the amount of TL 200,000 with a maturity of 8 May 2024 on 1 February 2024, an amount of TL 100,000 with a maturity of 5 June 2024 on 28 February 2024, and an amount of TL 200,000 with a maturity of 13 June 2024 on 14 March 2024.

Turkcell Finansman, one of the Group's 100% subsidiaries, issued a financial bond amounting to TL 143,000 with a maturity of 16 May 2024 on 17 January 2024.

Turkcell issued financial bills in the amount of TL 2,500,000 on 31 January 2024, with a maturity of 12 July 2024, in an amount of TL 250,000 with a maturity of 2 August 2024 on 8 February 2024, and in an amount of TL 800,000 with a maturity of 6 August 2024 on 9 February 2024.

Turkcell received loan on 29 January, 2024, in the amount of 38,000 CNY with an interest rate of 5.15%, on 14 March 2024, in the amount of 50,000 EUR with an interest rate of 6M Euribor + 2.29% in accordance with the loan agreement signed with China Development Bank ("CDB") on 7 August 2020, which was extended until 7 August  2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 22, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 22, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 22, 2024	By:	/s/ Esat Utku Karatay

		Name:	Esat Utku Karatay
		Title:	Turkcell Group Reporting & Subsidiaries Management Director